GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Our Ref: SO-035-2002/GHH

BEST AVAILABLE COPY

PROCESSED

MAR 14 2002

THOMSON FINANCIAL

28th February, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

02015649

Ladies and Gentlemen:

SUPPL

Re: Grand Hotel Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3408

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Grand Hotel Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on 29th December, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

dw 3/6

...../2

Thank you for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Company Secretary

Encl.
EL/rh

File No. 82-3408

Annex A to Letter to the SEC dated 28th February, 2002 of Grand Hotel Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on December 29, 1992:

Description of Document	Check if Enclosed
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 31st January, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title : Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication Date : as of 20th February, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 28th February, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title : Half-Year Results Announcement Form Date : as of 2nd March, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title : Press Announcement of Interim Results Date : as of 5th March, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title : Notification of Book Closing Dates Date : as of 5th March, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√

Title : Publication of Financial Information on Stock Exchange's website
Date : as of 21st March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2000/2001 Interim Report
Date : for the half year ended 31st December, 2000
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Interim Results
Date : as of 27th March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th April, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st May, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th June, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Application for Waiver from the requirement to issue the Annual and Interim Reports in both English and Chinese
Date : as of 12th July, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st July, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement in respect of Waiver from the requirement to issue the Annual and Interim Reports in both English and Chinese
Date : as of 6th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Acceptance of Waiver Conditions
Date : as of 8th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Director's/Chief Executive's Notices
Date : as of 22nd August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) √

Title : Director's/Chief Executive's Notices
Date : as of 27th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) √

Title : Notification of Change of Directors
Date : as of 27th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Press Announcement of Change of Directors
Date : as of 28th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Notification of Meeting of Board of Directors at which:
(i) a final dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date : as of 12th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Final Results Announcement Form
Date : as of 24th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Press Announcement of Final Results
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Book Closing Dates
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Submission of AGM Notice and Repurchase Mandate for Approval
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Undertaking of exercising repurchases power pursuant to the Repurchase Mandate
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information on Stock Exchange's website
Date : as of 15th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of both languages of Annual Reports
Date : as of 29th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Notice of Annual General Meeting
Date : as of 29th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2000/2001 Annual Report, Audited Accounts and Auditors' Report
Date : for the year ended 30th June, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Final Results
Date : as of 31st October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing printed version of AGM Notice and Repurchase Mandate
Date : as of 31st October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Appointment of Director enclosing Form B
Date : as of 1st November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Resignation and Appointment of Directors
Date : as of 1st November, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Corporate Substantial Shareholder Notices
Date : as of 2nd November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Year 2001 Annual Return
Date : as of 23rd November, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Enclosing duly passed resolutions and AGM Notice and Repurchase Mandate
Date : as of 30th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2001

02 MAR -5 AM 8:16

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC~~: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd February, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____						
2.____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____		N/A				
2.____ Subscription price: HK$ ____						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-033-2001/GHHL

20th February, 2001

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
For Six Months Ended 31st December, 2000

Please be informed that a Board Meeting of our Company will be held on Friday, 2nd March, 2001 at 10:00 a.m. to consider the results in respect of the first six months ended 31st December, 2000 and the payment of interim dividends for the year ending 30th June, 2001. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

RsC/el

Monthly Return On Movement of Listed Equity Securities

For the month ended 28th February, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd March, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						==========

Remarks : ________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

02 MAR -5 AM 8:10

Your Ref: ACK24224/2001
Our Ref : SO-046-2001/GHH

2nd March, 2001

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend For Six Months Ended 31st December, 2000

Please be informed that at a Directors' Meeting of the Company held on 2nd March, 2001, the board has resolved to declare the interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share, both of which to be paid on 20th April, 2001 to shareholders registered as of 12th April, 2001. The Registers of Members will be closed from Monday, 9th April, 2001 to Thursday, 12th April, 2001, both days inclusive.

As requested in your letter dated 21st February, 2001, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Grand Hotel Holdings Limited (Name of Company/~~Responsible Company~~) No. of pages: 2

Robin Ching (Responsible Official) 2879-0770 (Contact Telephone Number) 2nd March, 2001 Date

Name of listed company : GRAND HOTEL HOLDINGS LIMITED

Year end date : 30 / 06 / 01

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Neither N/A

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/7/00 to 31/12/00 (HK$)'million	(~~Audited~~/Unaudited*) Last Corresponding Period from 1/7/99 to 31/12/99 (HK$)'million
Turnover (Note I)	:	149.1	132.0
Profit/(~~Loss~~) from Operations (Note III)	:	42.4	23.2
Finance cost	:	(-)	(-)
Share of Profit / (Loss) of Associates	:	-	-
Share of ~~Profit~~ / (Loss) of Jointly Controlled Entities	:	(1.3)	(0.9)
Profit / (~~Loss~~) after Taxation & MI	:	28.1	4.7
% Change over Last Period	:	+497.9 %	
EPS / (~~LPS~~) - Basic (note) 'A' share / 'B' share	:	4.12¢ / 0.41¢	0.69¢ / 0.07¢
- Diluted	:	N/A	N/A
Extraordinary ("ETD") Gain / (Loss)	:	-	-
Profit / (~~Loss~~) after ETD Items	:	28.1	4.7
Interim / ~~Final~~* Dividend per Share 'A' share / 'B' share	:	1.5¢ / 0.15¢	1¢ / 0.1¢
(specify if with other options)	:	Nil	Nil
B / C Dates for Interim / ~~Final~~* Dividend	:	9/4/01	to 12/4/01 bdi.
Payable Date	:	20/4/01	
B / C Dates for ( ) General Meeting	:	N/A	to bdi.
Other Distribution for Current Period	:	Nil	
B / C Date for Other Distribution	:	N/A	to bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
GRAND HOTEL HOLDINGS LTD.

Signature :
Name : Robin Ching
Title : Secretary

Note

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$28.1 million (1999: HK$4.7 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

Our Ref: SO-052-2001/HLD

5th March, 2001

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Jane Shum

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 2nd March, 2001, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for the Hang Lung Group, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

02 MAR -6 AM 8:10

Our Ref: SO-053-2001/HLD

5th March, 2001

Listing Division,
The Stock Exchange of
Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Development Company, Limited
- Amoy Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Monday, 9th April, 2001 to Thursday, 12th April, 2001, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

RsC/el

Our Ref: SO-075-2001/GHHL

21st March, 2001

The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Karen Lee -
Head of Listing, Regulation and Risk Management
Mr. Roger Lee -
Head of E-Business & Information Services

Dear Sirs,

Re: Grand Hotel Holdings Limited (the "Company")
Publication of financial information
for the interim period ended 31st December, 2000

With reference to letter dated 20th December, 2000 from The Stock Exchange of Hong Kong Limited (the "Exchange") regarding publication of listed issuers' financial information on the Exchange's website, we confirm that information contained in the attached CD ROM is complete, accurate and is identical to that disclosed in the interim report for the period ended 31st December, 2000 issued by the Company.

We consent to the Exchange publishing the information contained in the CD ROM on the Exchange's website.

Should you have any query, please contact the undersigned on telephone no. 2879-0770.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare final dividend.

3. To re-elect directors and authorise the board of directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "**THAT**:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the registers on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Registers of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

APPENDIX

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 23rd November, 2001 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:—

(i) It is proposed that up to 10 per cent. of 'A' shares of HK$0.10 each and 'B' shares of HK$0.01 each of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 19th October, 2001, the latest practicable date for determining such figures, the numbers of 'A' shares and 'B' shares of the Company in issue were 621,631,226 shares and 600,000,000 shares respectively. On the basis of such figures (and assuming no Shares are repurchased after 19th October, 2001 and up to the date of passing such resolution), the directors would be authorised to repurchase 'A' shares and 'B' shares of the Company up to a limit of 62,163,122 shares and 60,000,000 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2001 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 19th October, 2001, Hang Lung Development Company, Limited together with its subsidiaries were beneficially interested in an aggregate of 460,575,581 'A' shares and 417,686,735 'B' shares representing 74.1 per cent. and 69.6 per cent. of 'A' shares and 'B' shares respectively of the issued share capital of the Company as at that date.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:—

	'A' shares		'B' shares	
	Highest (HK$)	**Lowest** (HK$)	**Highest** (HK$)	**Lowest** (HK$)
October 2000	0.840	0.810	—	—
November 2000	0.830	0.780	0.084	0.077
December 2000	0.900	0.780	0.085	0.077
January 2001	0.920	0.880	0.091	0.085
February 2001	1.050	0.890	0.100	0.090
March 2001	1.040	0.930	0.110	0.095
April 2001	0.910	0.910	—	—
May 2001	0.940	0.900	0.095	0.090
June 2001	0.930	0.930	0.090	0.090
July 2001	0.930	0.890	0.100	0.092
August 2001	0.930	0.860	—	—
September 2001	0.860	0.770	0.090	0.080

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

股東週年大會通告

茲通告本公司訂於二零零一年十一月二十三日(星期五)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、省覽截至二零零一年六月三十日止年度之財務報表及董事局與核數師報告。

二、宣布派發末期股息。

三、重選董事並授權董事局釐定董事袍金。

四、重聘核數師及授權董事釐定其酬金。

作為特別事項：

五、考慮並酌情通過下列決議案為普通決議案：

A. 「**動議：**

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議：**

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內(定義見本大會通告中第五A(c)項決議案)行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發(不論是否根據一項股份期權而配發者)之股本面值總額，除按照(i)供股(定義見下文)，(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權，(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案(即本大會通告中第五C項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者(惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排)。」

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、 其他事項。

承董事局命
秘書
程式榮
謹啓

香港，二零零一年十月二十六日

註册辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零一年十一月十二日(星期一)至二零零一年十一月十六日(星期五)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零一年十一月九日(星期五)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

附　錄

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零一年十一月二十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一角之「A」股股份及每股面值港幣一仙之「B」股股份(總稱「股份」)最多達百分之十。於二零零一年十月十九日(確定有關數字之最後實際可行日期)，本公司已發行之「A」股及「B」股股份數目分別為六億二千一百六十三萬一千二百二十六股及六億股。按上述數字(及假定於二零零一年十月十九日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司之「A」股及「B」股股份分別為最多達六千二百一十六萬三千一百二十二股及六千萬股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零一年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回建議對本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零一年十月十九日，恒隆有限公司及其附屬公司共實益擁有本公司股份總額為「A」股四億六千零五十七萬五千五百八十一股及「B」股四億一千七百六十八萬六千七百三十五股，佔當日本公司之已發行股本「A」股及「B」股權益分別為百分之七十四點一及百分之六十九點六。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	「A」股		「B」股	
	最高 (港元)	**最低** (港元)	**最高** (港元)	**最低** (港元)
二零零零年十月	0.840	0.810	—	—
二零零零年十一月	0.830	0.780	0.084	0.077
二零零零年十二月	0.900	0.780	0.085	0.077
二零零一年一月	0.920	0.880	0.091	0.085
二零零一年二月	1.050	0.890	0.100	0.090
二零零一年三月	1.040	0.930	0.110	0.095
二零零一年四月	0.910	0.910	—	—
二零零一年五月	0.940	0.900	0.095	0.090
二零零一年六月	0.930	0.930	0.090	0.090
二零零一年七月	0.930	0.890	0.100	0.092
二零零一年八月	0.930	0.860	—	—
二零零一年九月	0.860	0.770	0.090	0.080

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

6th August, 2001

Dear Sir or Madam,

ANNUAL AND INTERIM REPORTS

I am writing regarding your choice of language of the Company's Annual Report for the year ended 30th June, 2001 and the Interim Report for the 6 months ending 31st December, 2001 ("the Reports").

With a view to achieving the objective of "using less paper" to ensure better investor communication and for environmental protection reasons, we should be grateful if you would let us know whether you wish to receive (a) the English version or (b) the Chinese version or (c) both the English and Chinese versions of the Reports, by signing and returning the enclosed reply slip with pre-paid envelope. If we do not receive your reply slip by 28th August, 2001, we will send Chinese version to shareholders who are natural persons with a Chinese name and with Hong Kong addresses, and English version to overseas shareholders, corporate shareholders and other shareholders.

Please note that both the English and the Chinese versions of the Reports will always be available from the Company or our share registrar upon request, and that the Reports will be available, from their date of being sent out, on the Company's website on www.hanglung.com/ghotel/home.htm. Any queries relating to this letter can be answered by calling the Company's hotline at our share registrar on 2862–8666 during the period from 6th August, 2001 to 28th August, 2001, or calling the Company's general line 2879-0111 after 28th August, 2001.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Reply Slip
To: Grand Hotel Holdings Limited

I/We would like to receive:
☐ English version only of the Reports.
☐ Chinese version only of the Reports.
☐ Both the English and Chinese versions of the Reports.
Please tick one of the boxes.

Signature ____________________

Date ____________________

If the Company does not receive this reply slip before 28th August, 2001, the Reports will be sent out in accordance with the contents of the Company's letter dated 6th August, 2001.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

二零零一年八月六日

敬啟者：

年報及中期報告

現特致函　閣下，就本公司截至二零零一年六月三十日止年度之年報以及截至二零零一年十二月三十一日止六個月之中期報告（「報告」）所屬意之語言版本作出選擇。

為了透過「減少用紙」從而達致加強與投資者之溝通和環境保護之目標，故此懇請　閣下簽署並用已預付郵費之信封寄回以下回條，申明欲收取報告之：甲）英文版本或；乙）中文版本或；丙）中文及英文版本。倘若本公司於二零零一年八月二十八日前仍未收到　閣下之回條，則中文版本之報告將寄發予擁有中文姓名之自然人並具有香港地址之股東，而英文版本之報告則只會寄發予海外之股東、公司股東以及其他股東。

敬請注意，本公司或過戶處均常備報告之中、英文版本，以供股東索取；以及自報告寄發日期起，股東可於本公司之網址：www.hanglung.com/ghotel/home.htm　瀏覽有關報告。如對本函件有任何疑問，可於二零零一年八月六日至二零零一年八月二十八日期間致電本公司於過戶處設立之電話熱線2862-8666查詢或於二零零一年八月二十八日後致電本公司2879-0111查詢。

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簽署 ____________________

日期 ____________________

倘若本公司未能於二零零一年八月二十八日前收到　閣下之回條，則將按二零零一年八月六日發出之本公司函件所述方式將報告之中文或英文版本寄予　閣下。

HKE 香港交易所

26 March 2001

Grand Hotel Holdings Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Grand Hotel Holdings Limited (the "Company")

Based on the result announcement form dated 2 March 2001 of the Company, the following information has been announced: -

Entitlement : Int Div $0.015 per A share and Int Div $0.0015 per B share.

Book closing dates: 09/04/2001 to 12/04/2001, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 27th March, 2001

香港交易及結算所有限公司
Hong Kong Exchanges and Clearing Limited

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd April, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ [illegible]	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : __________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th May, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ [illegible] [illegible]	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ______________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st May, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st June, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V   2. Preference shares :

3. Other classes of shares :   please specify : ____________

4. Warrants :   please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ( )		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th June, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd July, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date):)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ________________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-133-2001/HLD

12th July, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Application for Waiver re
Sending only one language of Annual and Interim Reports

We refer to your announcement made on 17th January, 2001 ("the Announcement") and would like to apply for a waiver from the requirement that all future Annual and Interim Reports of the Company be issued in both English and Chinese languages. We hereby agree to make all arrangements as set out in Items 1 to 8 specified under the heading of "Criteria for Consideration of Adequate Arrangements" in the Announcement so as to ascertain the preference of members and securities holders as to which language of the Annual and Interim Reports they wish to receive.

Meanwhile, we enclose herewith a draft announcement in respect of the above subject for your comments. As we plan to place the announcement on newspapers and send out the First Letter on 6th August, 2001, we look forward to receiving your approval on or before 31st July, 2001.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Waiver from the requirement to issue the Annual Reports and Interim Reports in both English and Chinese

Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Companies") have obtained a waiver from the requirements to issue the Annual and Interim Reports in both English and Chinese on the basis that it is making adequate arrangements to ascertain the preference of members as to which language version of the Annual Reports and Interim Reports they wish to receive.

INTRODUCTION

On 17th January, 2001, The Stock Exchange of Hong Kong Limited ("the Exchange") issued an announcement that the Exchange has obtained the agreement of the Securities and Futures Commission to grant, upon application by a listed issuer, a waiver from the requirement that all annual and/or interim reports be issued in both English and Chinese languages subject to the fulfillment of conditions that adequate arrangements are put in place to ascertain the preference of members.

GRANT OF WAIVER

The Companies have applied for, and the Exchange has granted, a waiver from the requirement that the Companies' Annual and Interim Reports be issued in both English and Chinese languages ("the Waiver") to be sent to the members. The Waiver has been granted on a temporary basis pending relevant changes to the Listing Rules and the law.

PROPOSED ARRANGEMENTS

The Waiver has been granted by the Exchange on the basis that the following arrangements have been or will be made by the Companies:

1. The Companies will send a letter on 6th August, 2001 together with a pre-paid reply form ("the First Letter"), prepared in English and Chinese, to our members to enable them to select either an English or Chinese or both versions of the Annual and Interim Reports. The First Letter will explain that if no reply is received from such members by 28th August, 2001 the following arrangements will apply, where applicable:
   (a) the Annual and Interim Reports will be sent in Chinese to all Hong Kong members who are natural persons with a Chinese name; and
   (b) the Annual and Interim Reports will be sent in English to all overseas members and to all Hong Kong members who do not fall into category (a) above.

   Whether a member of the Companies is a Hong Kong or an overseas person will be determined by his or its registered address.
2. The Companies will send the selected language version of the Annual and Interim Reports to those members who have made a selection.
3. A letter together with a pre-paid request form ("the Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Annual and Interim Reports stating that an Annual and Interim Reports prepared in the other language will be available upon request.
4. The Annual and Interim Reports in both English and Chinese versions and in accessible format will be available on the Companies' websites at www.hanglung.com and a soft copy of both languages of the Annual and Interim Reports will be filed with the Exchange as soon as practicable after the despatch of the Annual and Interim Reports to members.
5. The Companies will provide a dial-up hotline service (Tel.xxxx-xxxx) from 6th August, 2001 to 28th August, 2001 to enable members to make enquiry of the Companies' proposed arrangements.
6. The First Letter and the Second Letter will mention that both languages of the Annual and Interim Reports will be available on the Companies' websites and that a dial-up hotline service has been provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Reports"	copies of the future annual reports and the group accounts of the Companies, together with copies of the auditor's report as referred to in Paragraph 8(1) and Note 8.1 to Paragraph 8(2) of the Listing Agreement

"Interim Reports"	copies of the future interim reports of the Companies referred to in Paragraph 10 of the Listing Agreement
"Listing Agreement"	the listing agreement between the Companies and the Exchange substantially in the form contained in Appendix 7 Part A of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Boards of
Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited

Robin S.W. Ching
Company Secretary

Hong Kong, 6th August, 2001

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st August, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ______________________

____

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

Our Ref: SO-162-2001/HLD

6th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan/Ms. Amy Loi

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Application for Waiver re
Sending only one language of Annual and Interim Reports

We refer to your letter dated 3rd August, 2001 and have pleasure in enclosing herewith the original form and 7 copies of our Announcement in respect of Waiver from the requirement to issue the Annual and Interim Reports in both English and Chinese, in English and Chinese version, appeared today in Hong Kong iMail and Sing Tao Daily for your information.

Meanwhile, we also enclose 14 copies of the First Letter in printed version of each of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited for your records.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Your Ref: LD98492/01
Our Ref : SO-163-2001/HLD

8th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms Estella Ng
Acting Secretary to Listing Committee

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Waiver Application from strict compliance with Paragraphs 8 and 10 of the Listing Agreement

We refer to your letter dated 3rd August, 2001 and as requested, return herewith the duplicate copy of the above letter, duly signed, signifying our Group's acceptance of the conditions set out therein for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

香港交易所

The Stock Exchange of Hong Kong Ltd.

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Our Ref: LD98492/01

3 August 2001

Hang Lung Development Company, Limited
28/F, Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

BY FAX (2868 6031)
& BY POST

Attn: Mr. Robin Sik Wing Ching
Company Secretary

Dear Sirs

Amoy Properties Limited
Grand Hotel Holdings Limted
Hang Lung Development Company Limited (together, the "Group")
Waiver application from strict compliance with Paragraphs 8 and 10 of the Listing Agreement (the "Waiver")

We refer to your letter dated 12 July 2001 (the "Waiver Application") applying for a waiver from strict compliance with Paragraphs 8 and 10 of the Listing Agreement requiring the Group to send out both English and Chinese versions of the annual report for the year ended 31 June 2001 and the interim report for the six months ending 30 December 2001 (the "Annual and Interim Reports") to its members and holders of its listed securities. Captialised terms used in this letter have the same meaning as those defined in the Waiver Application, unless otherwise stated.

At the Listing Committee meeting on 2 August 2001, the Listing Committee agreed to grant a conditional waiver to the Group in respect of the Annual and Interim Reports. The Waiver is granted subject to the Group's compliance with all the conditions set out in the Exchange's announcement dated 17 January 2001. In particular, the Group is required to make a public announcement stating the proposed arrangements at the same time as the First Letter is despatched to its members and holders of securities.

We also enclose some hand-marked comments to be incorporated in your revised draft announcement. Please note that the Waiver will only be applicable to the Annual and Interim Reports.

We also wish to emphasize that the Waiver is granted on the special circumstances of this particular case and should not be treated as a precedent for future cases.

The Exchange reserves the right to revoke or modify the Waiver in the event of any change in the terms of the Waiver Application for which such decision was made or in the circumstances under which the Waiver was granted. Nothing herein shall constitute a waiver for any transaction not mentioned above nor shall the same affect the Group's obligations under paragraph 2 of the Listing Agreement.

香港交易及結算所有限公司
Hong Kong Exchanges and Clearing Limited
香港中環港景街一號國際金融中心一期12樓 12/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
網址 Website: www.hkex.com.hk 電郵 E-mail: info@hkex.com.hk

Please signify the Group's acceptance of the conditions set forth above by signing and returning a duplicate of this letter within two weeks from the date of this letter.

Yours faithfully
For and on behalf of
The Stock Exchange of Hong Kong Limited

Estella Ng
Acting secretary to Listing Committee

EN/KW/AC/JC/DW/OW/JTC/AL/JW/kc/I:\USER\LJCFD\TEAM2\HALUNG10\2001\L0802E1.DOC

By order of the Board of Directors
Amoy Properties Limited
hereby confirms the acceptance of the
aforementioned waiver conditions
on 6th August, 2001

Director

By order of the Board of Directors
Grand Hotel Holdings Limited
hereby confirms the acceptance of the
aforementioned waiver conditions
on 6th August, 2001

Director

By order of the Board of Directors
Hang Lung Development Company Limited
hereby confirms the acceptance of the
aforementioned waiver conditions
on 6th August, 2001

Director

Ref No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

1

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Grand Hotel Holdings Limited STOCK CODE 1951

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI Hung Kwan, Alfred HKID/Passport No. D029512(5) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 22 MONTH 08 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [X] 2 [ ] 3 [ ] 4 [ ] 5 [ ] 6 [ ] 7 [ ] 8 [ ]

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ordinary Share	-	250,000	☐	☐	22/8/01	$6.12(exercise of optic
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary Share	1,000,000	24/02/00	*	$6.12	$1.00

* (1) not more than 20% of Securities (C) on or after 24/2/2001#, but on or before 23/2/2010;
(2) not more than 30% of Securities (C) on or after 24/2/2002#, but on or before 23/2/2010; and
~~(3) not more than 50% of Securities (C) on or after 24/2/2003#, but on or before 23/2/2010.~~
#the Board may at its discretion change to an earlier, but not a later date.

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
Hang Lung Development Company, Limited	Ordinary Share	250,000	LI Hung Kwan Alfred	N/A

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 22 (Day) 08 (Month) 01 (Year)

CI 001 5/91

Ref No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Grand Hotel Holdings Limited STOCK CODE 196

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI Hung Kwan, Alfred HKID/Passport No. D029512(5) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR 22 08 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [X] 2 [ ] 3 [ ] 4 [ ] 5 [ ] 6 [ ] 7 [ ] 8 [ ]

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ordinary Share	-	250,000	☐	☐	22/8/01	$6.12(exercise of optic
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary Share	1,000,000	24/02/00	*	$6.12	$1.00

* (1) not more than 20% of Securities (C) on or after 24/2/2001#, but on or before 23/2/2010;
(2) not more than 30% of Securities (C) on or after 24/2/2002#, but on or before 23/2/2010; and
~~(3) not more than 50% of Securities (C) on or after 24/2/2003#, but on or before 23/2/2010.~~
#the Board may at its discretion change to an earlier, but not a later date.

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
Hang Lung Development Company, Limited	Ordinary Share	250,000	LI Hung Kwan Alfred	N/A

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 22 (Day) 08 (Month) 01 (Year)

CF001 5/91

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Grand Hotel Holdings Limited STOCK CODE 195

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI Hung Kwan, Alfred HKID/Passport No. D029512(5) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR 22 08 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☒ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ordinary shares	250,000	–	☐	☒	22/08/01	*
				☐	☐	/ /	
				☐	☐	/ /	

* $7.55 (17,000 shares)
$7.50 (233,000 shares)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary share	1,000,000	24/02/00	*	$6.12	$1.00

* (1) not more than 20% of Securities (C) on or after 24/2/2001#, but on or before 23/2/2010;
(2) not more than 30% of Securities (C) on or after 24/2/2002#, but on or before 23/2/2010; and
(3) not more than 50% of Securities (C) on or after 24/2/2003#, but on or before 23/2/2010.
#the Board may at its discretion change to an earlier, but not a later date.

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: ______ Date: 27 Day 08 Month 01 Year

CF001 5/91

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: Grand Hotel Holdings Limited   STOCK CODE: 196

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): LI Hung Kwan, Alfred   HKID/Passport No.: D029512(5)   CONTACT PHONE NO.: 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   N/A   Yes / No *   (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY 22 MONTH 08 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]   1 ☒ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ordinary shares	250,000	–	☐	☒	22/08/01	*
				☐	☐	/ /	
				☐	☐	/ /	

* $7.55 (17,000 shares)
$7.50 (233,000 shares)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary share	1,000,000	24/02/00	*	$6.12	$1.00

* (1) not more than 20% of Securities (C) on or after 24/2/2001#, but on or before 23/2/2010;
(2) not more than 30% of Securities (C) on or after 24/2/2002#, but on or before 23/2/2010; and
(3) not more than 50% of Securities (C) on or after 24/2/2003#, but on or before 23/2/2010.
#the Board may at its discretion change to an earlier, but not a later date.

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 27 Day 08 Month 01 Year

CF001-5/91

Our Ref: SO-172-2001/HLD

27th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Change of Director**

Please be informed that Mr. Alfred Hung Kwan LI has resigned as Executive Director of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited with effect from October 31, 2001 and Mr. Terry Sze Yuen NG has been appointed as an Executive Director of the above 3 companies with effect from November 1, 2001. We will forward the Form B in respect of the above three companies to you for your record after they have been completed and signed by Mr. Ng.

Also, we will let you have the announcement in respect thereof, in English and Chinese version, to be appeared on 28th August, 2001 in South China Morning Post, Hong Kong Economic Times, Hong Kong Economic Journal, Sing Tao Daily and Ming Pao for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

RsC/el

Our Ref: SO-173-2001/HLD

28th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Change of Director**

We refer to our letter dated 27th August, 2001, and have pleasure in enclosing herewith an original and 14 copies of our announcement in respect of resignation of Mr. Alfred Hung Kwan LI and appointment of Mr. Terry Sze Yuen NG as Executive director of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Times, Hong Kong Economic Journal, Sing Tao Daily and Ming Pao for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el



HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

JOINT ANNOUNCEMENT

The Boards of Directors of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Boards") announce that Mr. Alfred H K Li has resigned from his position as Executive Director of the above three Companies to take effect on October 31, 2001.

Mr. Li's position will be assumed by Mr. Terry S Y Ng, currently an Executive Director of Giordano International Limited. Mr. Ng's appointment will take effect on November 1, 2001.

The Boards wish to convey their gratitude to Mr. Li for his valuable contributions to Hang Lung Group during his tenure of office.

By Order of the Boards
Robin S W Ching
Secretary

Hong Kong, August 27, 2001

Stock Code : 600190/900952 Stock Name : Jinzhou Port/Jingang B Share Serial No. : Lin 2001-021

Jinzhou Port Co., Ltd.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement
of Amending the Proposal of the 1st Extraordinary General Meeting

Notice is hereby given that Jinzhou Port Co., Ltd. (hereinafter "the Company") held the 2nd Meeting of the 4th Board of Directors on 13 Jul. 2001. In the Meeting, the proposal concerning amending the Articles of Association of the Company has been raised. The Meeting has amended some provisions of the Articles according to the "Standard Suggestion on the Shareholders' General Meeting of the Listed Company" and decided to submit the proposal to the 1st Extraordinary General Meeting for approval (For details, see the China Securities, Shanghai Securities, South China Morning Post of 14 Jul. 2001).
Because the stipulation about the way of voting of the General Meeting in the original Articles is not accorded with the Guide to the Articles of Association of the Listed Company, the Board amends the Article 68 " the General Meeting decides by the open votes and votes by a show of hands " into " the General Meeting decides by the open votes".
The Board will add the above opinions to the proposal concerning amending the Articles of Association of the Company of the 2nd Meeting of the 4th Board of Directors and submit to the 1st Extraordinary General Meeting for approval.

Board of Directors
Jinzhou Port Co., Ltd.
27 Aug. 2001

	Three month 200 US$'00 unaudite
Cruise and cruise related activities	26,77.
Charter hire	2,68
	29,46

The Group's turnover in its principal markets of Nor as follows:

	Three months 200 US$'00 unaudited
Asia Pacific	120,94
North America (note)	180,49
Europe	24,507
Others	1,282
	327,231

	Three months 2001 US$'000 unaudited
Asia Pacific	25,631
North America (note)	3,368
Europe	396
Others	69
	29,464

Note: Substantially all this turnover and operating p

2. **Taxation**

	Three months 2001 US$'000 unaudited
Overseas taxation	
- Current taxation	245
- Deferred taxation	2,640
	2,885

3. **Earnings/ (Loss) Per Share**

Earnings/ (loss) per share has been calculated as foll

	Three months 2001 US$'000 unaudited
BASIC	
Net profit / (loss)	784
Average outstanding ordinary shares in thousands	4,144,062
Basic earnings/ (loss) per share in US cents	0.02
FULLY DILUTED	
Net profit / (loss)	784
Average outstanding ordinary shares in thousands	4,144,062
Effect of dilutive ordinary shares in thousands	16,479
Average outstanding ordinary shares after assuming dilution	4,160,541
Fully diluted earnings per share in US cents	0.02

(i) The loss per share for the three months and six m reflect the bonus issue of new ordinary share of US of four new ordinary shares for every one existin

(ii) Diluted loss per share for the three months and si the diluted loss per share is less than the basic lc

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd September, 2001

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Rxfexxxxxsbaxesxx gthexsbaxsexsxksbaxesx~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ______ 2.______ *Subscription price: HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ________________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-191-2001/GHHL

12th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Monday, 24th September, 2001 at 10:00 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2001 and final dividends to be recommended to shareholders. You will be notified of the results and decision on dividends on that day.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

RsC/el

Your Ref: ACK25398/2001
Our Ref : SO-210-2001/GHH

24th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Final Dividends for the year ended 30th June, 2001

Please be informed that at a Directors' Meeting of the Company held on 24th September, 2001, the board has resolved to recommend the final dividends of 1.7 cents per 'A' share and 0.17 cent per 'B' share to be paid on 30th November, 2001 to shareholders registered as of 16th November, 2001.

As requested in your letter dated 13th September, 2001, we enclose herewith a duly completed Announcement Form for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:

1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Grand Hotel Holdings Limited (Name of Company/Representative Company)

No. of pages: 2

Robin Ching (Responsible Official)

2879-0370 (Contact Telephone Number)

24th September, 2001 Date

Name of listed company : GRAND HOTEL HOLDINGS LIMITED

Year end date : 30/ 6 / 01

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Neither

Review of interim report (if applicable) by
☐ Audit committee N/A
☐ Auditors
☐ Neither of the above

	(Audited/~~Unaudited~~*) Current Period from 1/7/00 to 30/6/01 (HK$)'million		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/7/99 to 30/6/00 (HK$)'million	
Turnover (Note I) :	281.1		264.2	
Profit/(~~Loss~~) from Operations (Note) :	73.8		51.0	
Finance cost :	(-)		(-)	
Share of Profit / (Loss) of Associates :	-		-	
Share of Profit / (Loss) of Jointly Controlled Entities :	(0.1)		0.4	
Profit / (~~Loss~~) after Taxation & MI :	33.0		21.3	
% Change over Last Period :	+54.9 %			
EPS / (~~LPS~~) - Basic 'A' share (Note 2) :	4.84¢		3.12¢	
EPS / (~~LPS~~) - Basic 'B' share (Note 2) :	0.48¢		0.31¢	
- Diluted :	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss) :	-		-	
Profit / (~~Loss~~) after ETD Items :	33.0		21.3	
~~Interim~~ / Final* Dividend per Share 'A' share :	1.70¢		1.10¢	
~~Interim~~ / Final* Dividend per Share 'B' share :	0.17¢		0.11¢	
(specify if with other options) :	Nil		Nil	
B / C Dates for ~~Interim~~ / Final* Dividend :	12/11/01	to	16/11/01	bdi.
Payable Date :	30/11/01			
B / C Dates for (_____) General Meeting :	N/A	to		bdi.
Other Distribution for Current Period :	Nil			
B / C Date for Other Distribution :	N/A	to		bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Signature :
Name : Robin Ching
Title : Secretary

Grand Hotel Holdings Limited

Notes

1. Certain comparative figures have been reclassified to conform with current period's presentation.

2. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$33.0 million (2000: HK$21.3 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

Our Ref: SO-212-2001/HLD

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum
Mr. Andrew Cheung

Dear Sirs,

Re: Press Announcement
- Hang Lung Development Company, Limited
- Amoy Properties Limited
- Grand Hotel Holdings Limited

Further to our letters dated 24th September, 2001 in respect of the final results of the above 3 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the Hang Lung Group, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Times and Hong Kong Economic Journal for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Our Ref: SO-211-2001/HLD

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum
Mr. Andrew Cheung

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Development Company, Limited
- Amoy Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Times and Hong Kong Economic Journal.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

RsC/el

Our Ref: SO-216-2001/GHHL

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Vincent Lee

Dear Sirs,

Re: **AGM Notice and Repurchase Mandate**

We are enclosing herewith draft of AGM Notice and Repurchase Mandate of Grand Hotel Holdings Limited, largely copied from last year's approved version, for your comment and approval as soon as possible so that we could arrange for typesetting.

Meanwhile, we also enclose an undertaking from the Company in connection with the Repurchase Mandate for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Signed by RsC

Robin Ching
Secretary

Encl.

RsC/el

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Our Ref: SO-219-2001/GHHL

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

UNDERTAKING

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 5A in the Notice of Annual General Meeting to be held on 23rd November, 2001, the Board of Directors of Grand Hotel Holdings Limited "the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
GRAND HOTEL HOLDINGS LIMITED

Alfred H.K. Li
Director

AL/RsC/el

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

a member of Hang Lung Group
恒隆集團成員

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th October, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.__________ Exercise price: HK$ ______ 2.__________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.__________ *Subscription price: HK$* ______ 2.__________ *Subscription price: HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
__________ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Authorised Signatory:

Remarks : ______________________________

____

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-232-2001/GHHL

15th October, 2001

The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Karen Lee -
Head of Listing, Regulation & Risk Management
Mr. Roger Lee -
Head of E-Business & Information Services

Dear Sirs,

Re: Grand Hotel Holdings Limited (the "Company")
Publication of financial information
for the financial year ended 30th June, 2001

With reference to letter dated 29th August, 2000 from The Stock Exchange of Hong Kong Limited (the "Exchange") regarding publication of listed issuers' financial information on the Exchange's website, we confirm that information contained in the attached CD ROM is complete, accurate and is identical (except the pages numbers referred to in the Report of the Auditors) to that disclosed in the annual report for the year ended 30th June, 2001 issued by the Company.

We consent to the Exchange publishing the information contained in the CD ROM on the Exchange's website.

Should you have any query, please contact the undersigned on telephone no. 2879-0270.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

Our Ref: SO-242-2001/HLD

29th October, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan/Ms. Amy Loi

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Waiver from the requirement to issue the
Annual Reports in both English and Chinese Languages

We refer to the waiver granted by you from the requirements that the Annual Reports of the above 3 companies be issued in both English and Chinese languages to be sent to the members and securities holders, and also our announcement made on 6th August, 2001. Pursuant to Paragraph 5 referred to in the said announcement, we have pleasure in enclosing herewith a soft copy of both languages of the Annual Report of each of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Our Ref: SO-243-2001/HLD

29th October, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **The Hang Lung Group**
Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and 7 copies of our Notice of Annual General Meeting in respect of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in Hong Kong iMail and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Signed by RSC

Robin S.W. Ching
Secretary

Encl.

RsC/el

02 MAR -6 AM 8:27

Our Ref: SO-250-2001/HLD

31st October, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Development Company, Limited
Grand Hotel Holdings Limited
Circular - AGM Notice and Repurchase Mandate

We refer to our letters both dated 25th September, 2001 in respect of the draft circulars - AGM Notice and Repurchase Mandate regarding the above 2 companies, and enclose herewith 14 copies, including an additional certified copy, of the said circulars in printed version for your record. Please note that 500 copies of the said circulars of each of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited have been forwarded to the trading floor of the Exchange in accordance with the requirement of Practice Note 1 of the Listing Rules.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

HKE 香港交易所

29 October 2001

BY FAX & MAIL
28686760

Grand Hotel Holdings Limited
28/F.
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

Attn: Mr. Robin Ching

Dear Mr. Ching,

Grand Hotel Holdings Limited (the "Company")

Based on the result announcement form dated 24 September 2001 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.017 per "A" share and Fin Div $0.0017 per "B" share.

Book closing dates: 12/11/2001 to 16/11/2001, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 31st October, 2001

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st October, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd November, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date):)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-253-2001/HLDL

1st November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Appointment of Director**

Reference is made to our letter dated 27th August, 2001 in respect of appointment of Mr. Terry Sze Yuen NG as director of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited with effect from 1st November, 2001.

We are now enclosing three sets of Form B in respect of the above 3 companies, duly completed and signed by Mr. Ng before a notary Public, for your record.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Declaration and Undertaking with regard to Directors
董事的聲明及承諾

Form B
B表格

NOTES:
附註：

(1) *Every person required to lodge this Form with The Stock Exchange of Hong Kong Limited must complete Part 1 and Part 2 herein. Part 3(A) need be completed only if the issuer is a new applicant or continues to retain a sponsor. Part 3(B) must be completed whenever this Form is required.*
按規定須將本表格呈報香港聯合交易所有限公司的每位人士，均須填妥第一及第二部份。第三A部份，只有在發行人為新申請人或持續聘用保薦人的情況下，才須填報。至於第三B部份，按規定須呈報本表格的，均必須填報。

(2) *Please answer all questions, and if a question is answerable in the negative, please answer "No". Please make your answers as specific as possible. Do not leave any section blank.*
請回答所有問題，如問題的答案為否定者，請答「否」。填報的答案務請盡量明確。請勿漏空任何部份。

(3) *If insufficient space is provided for completion of any question, additional information may be entered on a separate sheet of paper duly signed and attached.*
如供回答問題的空位不敷應用，請另紙填寫，並妥為簽署，然後緊釘在本表格之上。

(4) *In this Form, the term "company" includes any body corporate or corporation wherever incorporated or otherwise established, the term "issuer" shall mean the company or other legal person in respect to which this Form is to be lodged, and the term "director" includes a member of the board of directors or any person holding an analogous office in a foreign company and a person in accordance with whose directions or instructions the company's directors are or were accustomed to act.*
在本表格內，「公司」一詞包括在任何地方註冊或以其他方式成立的法人團體或公司；「發行人」一詞指與呈報本表格有關的公司或其他法人；而「董事」一詞包括董事會成員或在外國公司擔任類似職位的任何人士，以及公司董事現時或以前慣常遵從其指引或指示行事的人士。

(5) *Every person required to lodged this Form must execute the declaration in Part 1 as a statutory declaration.*
按規定須呈報本表格的每位人士，必須以法定聲明的形式簽署第一部份的聲明。

(6) *Unless the context otherwise requires, questions included in this Form are intended to apply to acts done or matters occurring anywhere, whether in or outside Hong Kong, and should not be construed to have any territorial limit. All ordinances referred to herein are Hong Kong ordinances.*
除非內文另有規定，本表格中的所有問題涵蓋香港及世界任何地方的所有行為或事項，且不應解釋為具有任何地區限制。本表格所提及的所有條例均為香港的條例。

(7) *The failure of any person required to lodge this Form to complete Part 1 of this Form B truthfully, completely and accurately, or the failure to execute Part 2 of this Form or to observe any of the undertakings made under that Part, constitutes a breach of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In addition, pursuant to the Crimes Ordinance, any person who knowingly and wilfully makes a statement false in a material particular in Part 1 of this Form (being a statutory declaration) commits an offence, and if prosecuted, shall be liable on conviction upon indictment to imprisonment for 2 years and to a fine.*
如任何人士沒有真實地、完整地及準確地填報本表格B的第一部份，或沒有簽署本表格的第二部份，或沒有遵守該部份(即第二部份)所載列的承諾，則屬違反《香港聯合交易所有限公司證券上市規則》。此外，依據《刑事罪行條例》，任何人士就本表格第一部份(屬法定聲明)的重要事項，明知並故意地作出虛假聲明的，即屬犯法，若遭檢控，一經定罪，可被判入獄兩年及處以罰款。

(8) *If you have any doubt as to how any part of this Form should be executed, you should consult your solicitor or legal advisers.*
若對如何填報本表格的任何部份有任何疑問，請徵詢閣下的律師或法律顧問的意見。

Part 1
第一部份

DECLARATION
聲 明

1. State: -
請填報：一

		in English 英文	in Chinese 中文
(a)	present surname and any former surname(s) 現時姓氏及任何前度姓氏 :	NG	吳
(b)	alias, if any 別名，如有 :	Nil	
(c)	present forename(s) and any former forename(s) 現時名字及任何前度名字 :	Sze Yuen, Terry	士元
(d)	date of birth 出生日期 :	19 Oct., 1959	
(e)	residential address 住址 :	Duplex Flat B, 17/F&18/F, Block II, Wong On Towers. Nos.7&9 Boyce Road, HK	
(f)	nationality and former nationality, if any 國籍及前度國籍，如有 :	Chinese	
(g)	professional qualifications, if any 專業資格，如有 :	Member of Australian Society of CPAs	
(h)	Hong Kong ID number, or, if none, passport number and place of issue 香港身份證號碼，如無，則請列明護照號碼及簽發地點 :	ID No. D635218(A)	
(i)	name of Issuer 發行人名稱 :	Grand Hotel Holdings Limited	格蘭酒店集團有限公司

2. Are you a director of any company?
閣下是否任何公司的董事？

Yes

If so, state the name of each such company, its place of incorporation, the nature of its business and the date of commencement of your directorship in such company.
如是，請填報各公司的名稱、其成立的地點、其業務性質，以及閣下在該公司開始出任董事的日期。

Note: (1) *You may exclude dormant companies from this disclosure.*
附註： *閣下可不填報暫無營業的公司。*

(2) *Where a company of which you are a director has securities listed on The Stock Exchange of Hong Kong Limited, the name of any subsidiary company of which you are also a director need not be stated.*
如閣下擔任董事的公司的證券在香港聯合交易所有限公司上市，則毋須列明閣下亦為董事的任何附屬公司的名稱。

3. Have you at any time been adjudged bankrupt or insolvent?
閣下曾否被裁定破產或無償債能力？

No

If so, state the Court by which you were adjudged bankrupt or insolvent and, if discharged, the date and conditions on which you were granted your discharge.
如是，請填報裁定閣下破產或無償債能力的法院名稱；如破產或無償債能力的裁定已被撤銷，則請列明該裁定被撤銷的日期及條件。

4. Have you at any time been a party to a deed of arrangement or entered into any other form of arrangement or composition with your creditors?
閣下曾否為償還債務安排協議的其中一方、或曾否與債權人達成任何其他形式的償還債務安排或債務重整協議？

No

If so, give full particulars.
如是，請詳細說明。

5. Are there any unsatisfied judgments or court orders of continuing effect against you?
閣下現時是否仍有未償還經法院裁定的債項或受仍然有效的法院命令所限制？

No

If so, give full particulars.
如是，請詳細說明。

6. Has any company been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the period when you were one of its directors or within 12 months after your ceasing to act as one of its directors?
曾否有任何公司，在閣下擔任該公司董事期間，或在閣下停止擔任其董事後的十二個月內，被解散或清盤(在公司仍有償債能力時由股東自願提出自動清盤者除外)或破產或成為類似程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或曾否有破產管理人、受託人或類似的人員被委任接管該公司？

No

If so, give full particulars, including the name of the company, its place of incorporation or establishment, the nature of its business, the nature of the proceeding involved, the date of commencement of the proceeding, and the amounts involved together with an indication of the outcome or current position of the proceeding.
如是，請詳細說明，包括該等公司的名稱、註冊或成立的地點、業務性質、所牽涉的程序性質、程序開始日期，以及所牽涉的款額，並說明有關程序的結果或現時情況。

7. Have you been convicted of any offence: -
閣下曾否：－

(a) involving fraud, dishonesty or corruption ;
被裁定觸犯涉及欺詐、不誠實或貪污的罪行；

No

(b) under the Companies Ordinance, the Bankruptcy Ordinance, the Protection of Investors Ordinance, the Banking Ordinance, the Securities Ordinance, the Securities (Disclosure of Interests) Ordinance or any Ordinance relating to taxation, or any comparable legislation of other jurisdictions ; or
根據《公司條例》、《破產條例》、《保障投資者條例》、《銀行業條例》、《證券條例》、《證券(公開權益)條例》，或任何與稅務有關的條例，或其他司法管轄區的任何類似法例而被裁定有罪；或

No

(c) in respect of which you have, within the past 10 years, been sentenced as an adult to a period of imprisonment of six months or more, including suspended or commuted sentences?
在過去十年期間，以成人身份被裁定有罪，而又被判處監禁六個月或以上，包括緩刑或減刑？

No

If so, give full particulars, including details of (i) each such offence, (ii) the court by which you were convicted, (iii) the date of conviction, and (iv) the penalty imposed.
如是，請詳細說明，包括以下各項的詳情：(i)各項罪行、(ii)裁定閣下有罪的法院名稱、(iii)定罪日期，以及(iv)所遭受的刑罰。

Note: Certain convictions may come within the provisions of the Rehabilitation of Offenders Ordinance or comparable legislation of other jurisdictions. In such cases, the relevant conviction need not be disclosed.
附註：若干定罪可能屬於《罪犯自新條例》或其他司法管轄區的類似法例的規定範圍。在此等情況下，有關的定罪則毋須披露。

8. (a) (i) Have you been identified as an insider dealer pursuant to the Securities (Insider Dealing) Ordinance at any time?
閣下曾否在任何時候遭援引《證券(內幕交易)條例》而被指為內幕交易者？

No

(ii) Has any company with which you were or are connected (as such expression is defined in the Securities (Insider Dealing) Ordinance) or any company for which you act or have acted as an officer been identified as an insider dealer pursuant to the Securities (Insider Dealing) Ordinance at any time during the period when you were connected and/or acted as an officer?
與閣下過去或現時有關連的任何公司(按《證券(內幕交易)條例》界定)，或閣下過去或現時曾以高級人員身份行事的任何公司，曾否在閣下與其有關連的期間，及/或以其高級人員身份行事的期間，遭援引《證券(內幕交易)條例》而被指為內幕交易者？

No

(b) (i) Have you been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time?
閣下曾否在任何時候被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

No

(ii) Has any company in which you were or are a controlling shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or were or are a director or officer been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time during the period when you were a controlling shareholder, director or officer?
閣下過去或現時為控股股東(按《香港聯合交易所有限公司證券上市規則》界定)、或者過去或現時為董事或高級人員的任何公司，曾否在閣下為控股股東、董事或高級人員期間的任何時候，被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機構當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

No

If so, give full particulars.
如是，請詳細說明。

9. Have you, in connection with the formation or management of any company, partnership or unincorporated institution, been adjudged by a Court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by you towards such company, partnership or unincorporated institution or towards any of its members or partners?
閣下曾否就任何公司、合夥公司或非法團機構的成立或管理事宜，被法院或仲裁機構裁定，須就閣下對該等公司、合夥公司或非法團機構或其任何成員或合夥人所作出的任何欺詐、不履行責任行為或其他失當行為負上民事責任？

No

If so, give full particulars.
如是，請詳細說明。

10. Has any company of which you were or are a director had its business registration or licence revoked at any time during the period when you were a director of the company?
閣下曾經或現時擔任董事的公司，其商業登記或營業執照曾否在閣下在任期間被撤銷？

No

If so, give full particulars, including the date upon which such registration or licence was revoked, the reasons for the revocation, the outcome and current position.
如是，請詳細說明，包括該等登記或執照被撤銷的日期、撤銷的原因、結果及現時狀況。

11. Have you ever been disqualified from holding, or deemed unfit to hold, the position of director of a company, or from being involved in the management or conduct of the affairs of any company, pursuant to any applicable law, rule or regulation or by any competent authority?
閣下曾否被依據任何適用的法例、規則或規例或被任何主管當局禁止出任、或被視為不適宜出任公司董事，或被禁止參與任何公司的管理或事務？

No

If so, give full particulars.
如是，請詳細說明。

12. Have you ever been refused admission to membership of any professional body or been censured or disciplined by any such body to which you belong or belonged or been disqualified from membership in any such body or have you ever held a practising certificate or any other form of professional certificate or licence subject to special conditions?
閣下曾否被任何專業團體拒絕入會，或被任何閣下現屬或曾屬會員的專業團體譴責或施以紀律處分，或遭褫奪閣下在該等專業團體的會員資格，或閣下曾否持有有特別限制條件的執業證書或任何其他形式的專業證書或執照？

No

If so, give full particulars.
如是，請詳細說明。

13. Are you now or have you ever been a member of a triad or other illegal society?
閣下是否或曾否身為黑社會或其他非法組織的成員？

No

14. Are you currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged?
閣下是否現正(i)牽涉在任何證券監管當局(包括香港收購及合併委員會或任何其他證券監管委員會)所進行或主持的調查、聆訊或處事程序中，或(ｉｉ)牽涉在任何司法訴訟中，而被指稱違反任何證券法例、規則或規例？

No

15. Are you a defendant in any current criminal proceeding involving an offence which may be material to an evaluation of your character or integrity to be a director of the issuer?
閣下是否現為刑事訴訟中的被告人，而涉及的罪行，可能對評估閣下作為發行人的董事應有的個性或操守起重要作用？

No

If so, give full particulars.
如是，請詳細說明。

16. Do you have any past or present financial or other interest in the business of the issuer or its subsidiaries or any connection with any connected person (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the issuer?
閣下過去或現時在發行人或其附屬公司業務中是否擁有任何財務上或其他方面的利益，或閣下是否與發行人的任何關連人士(按《聯合交易所有限公司證券上市規則》界定)有任何聯繫？

N/A

Note: Please answer this question if you are being appointed as an independent non-executive director of the issuer; otherwise, please state not applicable.
附註：如閣下現正被任命為發行人的獨立非執行董事，請回答此問題；否則，請填寫「不適用」。

17. Other than the information which you have disclosed pursuant to the foregoing questions, are you aware of any matter the non-disclosure of which may affect the truthfulness, completeness or accuracy of your response to any of the foregoing questions?
除閣下回答上述問題所披露的資料外，閣下是否知悉任何其他事項，而不披露該等事項可能影響閣下對上述問題的回答的真實性、完整性或準確性？

No

If so, give full particulars.
如是，請詳細說明。

I , NG Sze Yuen, Terry [Insert Chinese characters, if any], of ....

....

[Insert residential address], solemnly and sincerely declare that the foregoing answers are true, complete and accurate, that I have not made any statements or omissions which would render such answers untrue or misleading, that I understand the possible consequences of making a false declaration as set forth in note 7 of the introduction hereto, and that I understand that The Stock Exchange of Hong Kong Limited may rely upon the foregoing answers in assessing my suitability to act as a director of the issuer.

本人 ....〔填上英文姓名，如有〕，現居於 ....

....

〔請填上住址〕，謹以至誠鄭重聲明，上述回答乃屬真實、完整及準確者，本人並無作出任何聲明或遺漏，而致使此等回答有不正確或誤導成份，本人完全明白作出虛假聲明可能會引致載列於附註(7)的可能後果，而本人亦明白，香港聯合交易所有限公司可倚賴上述回答所提供的資料，以評估本人擔任發行人的董事的合適性。

(A) *For use by a person who is* ***familiar*** *with the English and/or Chinese language: -*
供諳熟英文及/或中文的人士使用：—

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠作出此項鄭重聲明，並確信其為真實無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at 26/F, 4 Des Voeux Road Central, in Hong Kong (**)
this 1st day of November, 20 01.
此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... ，作出。

Before me,
在本人面前作出

[Signature and designation, i.e., ~~Justice of the Peace~~/Notary Public/~~Commissioner for Oaths~~.]
〔簽署及職銜：即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

OR或

(B) *For use by a person who is **not familiar** with the English and/or Chinese language and by interpreter: -*
供不諳熟英文及/或中文而須透過傳譯員傳譯的人士使用：－

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠地作出此項鄭重聲明，並確信其為真確無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at .... in Hong Kong (**) this .... day of ...., 20.........., through the interpretation of .... [Insert name of interpreter] of .... [Insert address and occupation], the said interpreter having been also first declared [or sworn, as the case may be] that he had truly, distinctly, and audibly interpreted the contents of this document to the declarant, and that he would truly and faithfully interpret the declaration about to be administrated to him.
此項聲明於20 .... 年 .... 月 .... 日在香港(**) .... 作出，是經由 ....〔填上傳譯員姓名〕現居於 ....〔填上地址〕及任職 ....〔填上職業〕作出傳譯者，而此傳譯員亦已先行聲明〔或宣誓，視屬何情況而定〕他已將本文件內容向聲明人作出真實明確及清晰可聞的傳譯，並會將本人即將為聲明人主持的聲明忠實向其傳譯。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Declaration or oath by interpreter
傳譯員的聲明或誓言

I, ..., of ....

...., solemnly and sincerely declare (*) that I well understand the English and .... [State foreign language] languages and that I have truly, distinctly, and audibly interpreted the contents of this document to the declarant ....[Insert name], and that I will truly and faithfully interpret the declaration about to be administered to him.

本人 ....現居於 ....

....

謹以至誠鄭重聲明(*)，本人諳熟英文及 ....〔述明其他外國語文〕，而本人已將本文件內容向聲明人 ....〔填入姓名〕作真實明確及清晰可聞的傳譯，並會將即將為其主持的聲明向其傳譯。

(Signed簽署) ....

Interpreter傳譯員

Declared at .... in Hong Kong (**)

this .... day of ...., 20 ....

此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... 作出。

Before me,

在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]

〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *In case of an oath substitute "swear" for "solemnly and sincerely declare".*
在宣誓的情況下，以「謹此宣誓」代替「謹以至誠鄭重聲明」。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Part 2
第二部份

UNDERTAKING
承 諾

Further, I, NG Sze Yuen, Terry ...., undertake with The Stock Exchange of Hong Kong Limited that:-
此外，本人 .... 向香港聯合交易所有限公司承諾：一

(a) in the exercise of my powers and duties as a director of the issuer I shall:-
在行使發行人董事的權力及職責時，本人須：一

(i) comply to the best of my ability with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force (the "Listing Rules");
盡力遵守不時生效的《香港聯合交易所有限公司證券上市規則》(《上市規則》)；

(ii) use my best endeavours to procure that the issuer shall so comply; and
盡力促使發行人遵守《上市規則》；及

(iii) use my best endeavours to procure that any alternate of mine shall so comply;
盡力促使本人的任何替任人遵守《上市規則》；

(b) I shall, in the exercise of my powers and duties as a director of the issuer, comply to the best of my ability with the Securities (Disclosure of Interests) Ordinance, the Code on Takeovers and Mergers, the Code on Share Repurchases and all other securities laws and regulations from time to time in force in Hong Kong, and I shall use my best endeavours to procure that the issuer shall so comply;
本人在行使發行人董事的權力及職責時，將盡力遵守《證券(公開權益)條例》、《公司收購及合併守則》、《股份購回守則》及香港所有其他不時生效的有關證券的法例及規例，本人並會盡力促使發行人遵守上述各項；

(c) I shall cooperate in any investigation conducted by the Listing Division and/or the Listing Committee of The Stock Exchange of Hong Kong Limited, including answering promptly and openly any questions addressed to me, promptly producing the originals or copies of any relevant documents and attending before any meeting or hearing at which I am requested to appear;
本人將在香港聯合交易所有限公司上市科及/或上市委員會所進行的任何調查中給予合作，包括及時及坦白地答覆向本人提出的任何問題，及時地提供任何有關文件的正本或副本，並出席本人被要求出席的任何會議或聽證會；

(d) I hereby irrevocably appoint the issuer as my agent, for so long as I remain a director of the issuer, for receiving on my behalf any correspondence from and/or service of notices and other documents by The Stock Exchange of Hong Kong Limited;
本人茲不可撤回地委任發行人為本人的代理人，在本人留任發行人董事期間，代表本人接收香港聯合交易所有限公司發出的任何書信及/或送達的通知書及其他文件；

(e) I shall provide to The Stock Exchange of Hong Kong Limited, immediately upon my resignation as a director of the issuer, my up-to-date contact information, including my address for correspondence from and service of notices and other documents by The Stock Exchange of Hong Kong Limited and telephone number; and
本人將在辭去發行人董事職務後，立即向香港聯合交易所有限公司提供本人最新的聯絡資料，包括供本人接收香港聯合交易所有限公司發出的書信、送達的通知書及其他文件的地址和電話號碼；以及

(f) I hereby give my authority to the Head of the Listing Division of The Stock Exchange of Hong Kong Limited, or to any person authorised by him, to disclose any of the foregoing particulars given by me to members of the Listing Committee and, with the approval of the Chairman or a Deputy Chairman of The Stock Exchange of Hong Kong Limited, to such other persons, as the said Head of the Listing Division may from time to time think fit.
本人茲授權香港聯合交易所有限公司上市科總監、或其授權的任何人士，將本人提供的上述資料向上市委員會委員披露；並在香港聯合交易所有限公司主席或一位副主席批准的情況下，向上市科總監不時認為適當的其他人士披露。

Signature簽署：..............................

Name姓名：NG Sze Yuen Terry

Dated: 1st November 2001

日期：20 .... 年 .... 月 .... 日

Part 3
第三部份

(A) *If the issuer is a new applicant or continues to retain a sponsor, the following sponsor's certification must be completed:-*
如發行人為新申請人或會持續聘用保薦人，下列的保薦人證明亦須填報：—

SPONSOR'S CERTIFICATION
保薦人證明

We, ... , are the sponsor for the issuer appointed for the purpose referred to in Rule 3.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and have offices located at ....

We hereby certify that we have read the answers provided by .... [Insert name of director/declarant] in Part 1 of this Form B and we are not aware of any information that would lead a reasonable person to inquire further concerning the truthfulness, completeness or accuracy of any of the answers so provided.

我們 ....，乃為《香港聯合交易所有限公司證券上市規則》第3.01條所提及的目的而委任的發行人的保薦人，辦事處設於 ....。我們茲證明，我們已閱讀 ....〔填入董事/聲明人的姓名〕在表格B第一部份所作的回答，我們並不知悉任何資料，足以使一名合理的人士，就如此填報的資料的真實性、完整性及準確性作進一步的查詢。

Executed this .... day of .... , 20 .... , in ....
本證明於20................. 年 .... 月 .... 日在 .... 簽立。

(Signed簽署) ....

(B) *The following solicitor's certification must be completed whenever this Form is required to be lodged with The Stock Exchange of Hong Kong Limited:-*
按規定須向香港聯合交易所有限公司呈報本表格的，均須填報下列律師證明：—

SOLICITOR'S CERTIFICATION
律師證明

We, Johnson Stokes & Master , are a firm of solicitors qualified to advise on Hong Kong law with offices located at 18/F, Prince's Building, 10 Chater Road, Central, Hong Kong.

We hereby certify that we have explained all applicable requirements and procedures for completing and making the declaration contained in Part 1 of this Form B, and the possible consequences of making a false declaration, to Terry Sze Yuen NG [Insert name of director/declarant]. Further, we hereby certify that Terry Sze Yuen NG [Insert name of director/declarant] has acknowledged to us that he/she understands the foregoing.

我們，..，為一家有資格就香港法律提供意見的律師行，辦事處設於 ....。
我們茲證明，我們已向 ....〔填入董事/聲明人的姓名〕詳細解釋填報本B表格第一部份及作出聲明的所有適用規定和程序，以及作出虛假聲明所可能引致的後果。
此外，我們茲證明 ....〔填入董事/聲明人的姓名〕已向我們承認其了解上述各項。

Executed this 1st day of November, 20 01 , in ....
本證明於20................. 年 .... 月 .... 日在 .... 簽立。

(Signed簽署) Johnson Stokes & Master

GRAND HOTEL HOLDINGS LIMITED
(Re Item 2 in Part 1 of Form B)

COMPANY	PLACE OF INCORPORATION	NATURE OF BUSINESS	DATE OF COMMENCE-MENT OF DIRECTORSHIP
Amoy Properties Limited	Hong Kong	Investment holding	01-11-2001
Applegate Company Limited	Hong Kong	Investment holding	01-11-2001
Arges Limited	Hong Kong	Restaurant Operations	01-11-2001
China Top Home Holdings Limited	Hong Kong	Investment holding	01-11-2001
Country Link Enterprises Limited	Hong Kong	Investment holding	01-11-2001
Daily Wan Development Limited	Hong Kong]	Property leasing	01-11-2001
Flying Gazelle Limited	Hong Kong	Property leasing	01-11-2001
Guangzhou Top Home Technology Co. ltd.	PRC	Information technology	01-11-2001
Hang Hing Mortgage (TH) Limited	Hong Kong	Financial services	01-11-2001
Hang Lung Development Company, Limited	Hong Kong	Investment holding	01-11-2001
Hang Lung-Hakuyosha Dry Cleaning Limited	Hong Kong	Dry & laundry cleaning	01-11-2001
Hang Lung-Hakuyosha (Hong Kong) Limited	Hong Kong	Investment holding	01-11-2001
Hang Wise Company Limited	Hong Kong	Property leasing	01-11-2001
HKU/Hantak Ortho-Technology Limited	Hong Kong	Development of Bioactive and Osteoporotic Bone Cement	01-11-2001
Hollyhock Limited	BVI	Investment holding	01-11-2001
Inlink Investment Limited	Hong Kong	Holder of restaurant licences	01-11-2001
Lee Chau Company Limited	Hong Kong	Holding of completed property for sale	01-11-2001
Star Play Development Limited	Hong Kong	Property leasing	01-11-2001
Tai Hing Garden Management Company Limited	Hong Kong	Property management	01-11-2001

Form 表格 **D2**

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 758

1 Company Name 公司名稱

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

2 Type of Change 更改事項

[✓] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

[ ] Secretary 秘書 [✓] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
LI	Alfred Hung Kwan 李 鴻鈞

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D029512(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
31	10	2001	N/A

Presentor's Name and Address
提交人的姓名及地址

Grand Hotel Holdings Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: GRAND0074
Deadline: 13/11/2001

For Official Use
請勿填寫本欄

RECEIVED 收件日期
12 - 11 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 758

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	01 / 11 / 2001

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: NG (Surname 姓氏) Terry Sze Yuen (Other names 名字) 吳 士元

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	I.D. Card Number 身份證號碼: D635218(A)	Company Number 公司編號: N/A
b Overseas Passport 海外護照	Number 號碼: N/A	Issuing Country 簽發國家: N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 1st November, 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Companies Registry
公 司 註 冊 處

Company Number 公司編號

758

Company Name 公司名稱

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

I, Terry Sze Yuen NG 吳士元
本人

consent to act as a Director of the above company with effect from 1st November, 2001 ,
同意出任上述公司的董事一職，生效日期爲 。

and confirm that I have attained the age of 18 years.
並確認本人已年滿十八歲。

Signed 簽名 : [signature]

Date 日期 : 1st November, 2001

RECEIVED 收件日期
12 - 1 1 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

(1)

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME GRAND HOTEL HOLDINGS LIMITED STOCK CODE 195

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) NG Sze Yuen, Terry HKID/Passport No. D635218(A) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 01 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☒ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations *since date of last notice form.*

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and *exercises of rights to subscribe for securities* of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary Share	1,250,000	01/11/01	*	HK$5.87	HK$1.00
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 02 Day 11 Month 01 Year

*Paragraph (11)(E)-

(1) not more than 20% of Securities (C) on or after 1/11/2002#, but on or before 31/10/2011;

(2) not more than 30% of Securities (C) on or after 1/11/2003#, but on or before 31/10/2011;

(3) not more than 50% of Securities (C) on or after 1/11/2004#, but on or before 31/10/2011.

#the Board may at its discretion change to an earlier, but not a later date.

CF001-5/91

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

(1)

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a *director or chief executive*.

COMPANY NAME GRAND HOTEL HOLDINGS LIMITED STOCK CODE 196

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) NG Sze Yuen, Terry *HKID/Passport No.* D635218(A) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) *on Page 2.* N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 01 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☒ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	*HKID/Passport No.*	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see *Explanatory Note), complete this paragraph.*

NAME OF FAMILY MEMBER (Surname first)	*HKID/Passport No.*	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary Share	1,250,000	01/11/01	*	HK$5.87	HK$1.00
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 02 Day 11 Month 01 Year

*Paragraph (11)(E)-

(1) not more than 20% of Securities (C) on or after 1/11/2002#, but on or before 31/10/2011;
(2) not more than 30% of Securities (C) on or after 1/11/2003#, but on or before 31/10/2011;
(3) not more than 50% of Securities (C) on or after 1/11/2004#, but on or before 31/10/2011.
#the Board may at its discretion change to an earlier, but not a later date.

Form 表格 AR1

Annual Return
周年申報表

CR

Companies Registry
公 司 註 冊 處

Company Number 公司編號

758

1 Company Name 公司名稱

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

28th Floor, 4 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

23	11	2001
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

Grand Hotel Holdings Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: GRAND0076
Deadline: 04/01/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/12/2001	FF503303
CR No. :	-000758-
Sh. Form :	AR1L
27	$140.00
CHQ	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂 (修訂編號第1/2000號)

CSA by P & L Associates, Hong K

Date of Return 本申報表日期

23	11	2001
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

758

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
		Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
A	HKD	70,000,000.00	621,631,226	62,163,122.60	62,163,122.60
B	HKD	10,000,000.00	600,000,000	6,000,000.00	6,000,000.00
Total 總值		HKD80,000,000.00	1,221,631,226	HKD68,163,122.60	HKD68,163,122.60

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
	N/A

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 758

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
CHING 程	Robin Sik Wing 式榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 1006, Block 1, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A875236(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
ARCULLI 夏	Ronald Joseph 佳理

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 26G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA168716(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

CHAN Ronnie Chichung 陳 啓宗

Surname 姓氏 Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

5A No. 14 Mt. Kellett, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E290283(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

CHEN Laura Lok Yee 陳 樂怡

Surname 姓氏 Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E238921(9)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
758

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	07	2000	To 至	30	06	2001

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 2 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 23rd November, 2001
~~Director 董事~~ / Secretary 秘書

CR

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 (共 3 頁)

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 758

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

CHENG Hon Kwan 鄭 漢鈞
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 20 Broom Road, 2nd Floor, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A181391(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

HUTHART Robert Steer 夏 德
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 21 Tung Tau Wan Road, Stanley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA594502	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

CR

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期: 23 (DD 日) 11 (MM 月) 2001 (YYYY 年)

Company Number 公司編號: 758

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Terry Sze Yuen 士元

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
YIN 殷	Shang Shing 尙賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 10th Floor, Grand Plaza Apartments, Kornhill Road, Quarry Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return 周年申報表

Companies Registry 公司註冊處

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: .758

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YUEN	Nelson Wai Leung 袁 偉良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E376028(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☐ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return
周年申報表

Companies Registry
公司註冊處

Schedule 1 (Page 1 of 2)
附表一 第 1 頁 (共 2 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
23	11	2001

Company Number 公司編號: 758

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 'A'

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Form 表格 AR1

Annual Return
周年申報表

Schedule 1 (Page 2 of 2)
附表一 第 2 頁 (共 2 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
23	11	2001

Company Number 公司編號: 758

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 'B'

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Certified true copy
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Secretary

REPORT OF THE DIRECTORS

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding, and through its subsidiaries, hotel owning and management. The Group is also involved in restaurant operations through its jointly controlled entities.

An analysis of the Group's turnover and contribution to trading results in respect of the above activities is set out in Note 2 on the Accounts.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover is not included.

SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

A list of subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital, is set out in Notes 22 and 23 on the Accounts.

FINANCIAL RESULTS

The profit of the Group for the year ended 30 June 2001, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 43 to 64.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 24 and 25.

DIVIDENDS

The directors now recommend a final dividend of 1.7 cents per 'A' share and 0.17 cent per 'B' share which,

Certified true copy

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

....
Secretary

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF GRAND HOTEL HOLDINGS LIMITED (INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 43 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 24 September 2001

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
CAPITAL AND RESERVES					
Share capital	15	**68.2**	68.2	**68.2**	68.2
Reserves	16	**1,594.4**	1,583.2	**1,521.6**	1,486.2
Shareholders' funds		**1,662.6**	1,651.4	**1,589.8**	1,554.4

Approved by the Board of Directors on 24 September 2001.

Ronnie C. Chan *Chairman*

Nelson W.L. Yuen *Managing Director*

The annexed notes form part of these accounts.

Certified true copy

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

....
Secretary

Our Ref: SO-306-2001/GHHL

30th November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Grand Hotel Holdings Limited
Annual General Meeting held on 23rd Nov., 2001

We would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 23rd November, 2001, all resolutions set out in the Notice of AGM dated 26th October, 2001 have been duly passed. Accordingly, we enclose herewith the following documents in respect of the Company for your record :-

1. copy of the resolutions (other than ordinary business) duly signed by the Chairman of the meeting together with 8 certified copies of such; and

2. a certified copy of the Circular in printed version in respect of Notice of AGM and Repurchase Mandate.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Company No. 758

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Resolutions Passed on 23rd November, 2001

Certified True Copy

Director/Secretary

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m., the following Ordinary Resolutions were duly passed :-

5A. "THAT:-

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

5B. "THAT:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the

Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the registers on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

RONNIE C. CHAN
Chairman

23rd November, 2001

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare final dividend.

3. *To re-elect directors and authorise the board of directors to fix directors' fees.*

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "**THAT**:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the registers on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Registers of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

APPENDIX

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 23rd November, 2001 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:—

(i) It is proposed that up to 10 per cent. of 'A' shares of HK$0.10 each and 'B' shares of HK$0.01 each of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 19th October, 2001, the latest practicable date for determining such figures, the numbers of 'A' shares and 'B' shares of the Company in issue were 621,631,226 shares and 600,000,000 shares respectively. On the basis of such figures (and assuming no Shares are repurchased after 19th October, 2001 and up to the date of passing such resolution), the directors would be authorised to repurchase 'A' shares and 'B' shares of the Company up to a limit of 62,163,122 shares and 60,000,000 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2001 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 19th October, 2001, Hang Lung Development Company, Limited together with its subsidiaries were beneficially interested in an aggregate of 460,575,581 'A' shares and 417,686,735 'B' shares representing 74.1 per cent. and 69.6 per cent. of 'A' shares and 'B' shares respectively of the issued share capital of the Company as at that date.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:—

	'A' shares		'B' shares	
	Highest (HK$)	**Lowest** (HK$)	**Highest** (HK$)	**Lowest** (HK$)
October 2000	0.840	0.810	—	—
November 2000	0.830	0.780	0.084	0.077
December 2000	0.900	0.780	0.085	0.077
January 2001	0.920	0.880	0.091	0.085
February 2001	1.050	0.890	0.100	0.090
March 2001	1.040	0.930	0.110	0.095
April 2001	0.910	0.910	—	—
May 2001	0.940	0.900	0.095	0.090
June 2001	0.930	0.930	0.090	0.090
July 2001	0.930	0.890	0.100	0.092
August 2001	0.930	0.860	—	—
September 2001	0.860	0.770	0.090	0.080

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

股東週年大會通告

茲通告本公司訂於二零零一年十一月二十三日（星期五）上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、 省覽截至二零零一年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

五、 考慮並酌情通過下列決議案為普通決議案：

A. 「**動議：**

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間內（定義見下文）行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議：**

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內（定義見本大會通告中第五A(c)項決議案）行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發(不論是否根據一項股份期權而配發者)之股本面值總額，除按照(i)供股(定義見下文)，(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權，(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案(即本大會通告中第五C項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名册上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者(惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排)。」

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、 其他事項。

承董事局命
秘書
程式榮
謹啓

香港，二零零一年十月二十六日

註册辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註册辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零一年十一月十二日(星期一)至二零零一年十一月十六日(星期五)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零一年十一月九日(星期五)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

附 錄

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零一年十一月二十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一角之「A」股股份及每股面值港幣一仙之「B」股股份(總稱「股份」)最多達百分之十。於二零零一年十月十九日(確定有關數字之最後實際可行日期)，本公司已發行之「A」股及「B」股股份數目分別為六億二千一百六十三萬一千二百二十六股及六億股。按上述數字(及假定於二零零一年十月十九日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司之「A」股及「B」股股份分別為最多達六千二百一十六萬三千一百二十二股及六千萬股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零一年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回建議對本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零一年十月十九日，恒隆有限公司及其附屬公司共實益擁有本公司股份總額為「A」股四億六千零五十七萬五千五百八十一股及「B」股四億一千七百六十八萬六千七百三十五股，佔當日本公司之已發行股本「A」股及「B」股權益分別為百分之七十四點一及百分之六十九點六。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	「A」股		「B」股	
	最高 （港元）	最低 （港元）	最高 （港元）	最低 （港元）
二零零零年十月	0.840	0.810	—	—
二零零零年十一月	0.830	0.780	0.084	0.077
二零零零年十二月	0.900	0.780	0.085	0.077
二零零一年一月	0.920	0.880	0.091	0.085
二零零一年二月	1.050	0.890	0.100	0.090
二零零一年三月	1.040	0.930	0.110	0.095
二零零一年四月	0.910	0.910	—	—
二零零一年五月	0.940	0.900	0.095	0.090
二零零一年六月	0.930	0.930	0.090	0.090
二零零一年七月	0.930	0.890	0.100	0.092
二零零一年八月	0.930	0.860	—	—
二零零一年九月	0.860	0.770	0.090	0.080

FORM 1

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th November, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC: T~~he Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd December, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Rxxfexxxxxxxxxxx xxxxxxxxxxxxxxxx~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd January, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date):)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______						
2.________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price:* *HK$* ______						
2.________ *Subscription price:* *HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Authorised Signatory:

Remarks : ____________________________

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

WAIVER FROM THE REQUIREMENT TO ISSUE THE ANNUAL REPORTS AND INTERIM REPORTS IN BOTH ENGLISH AND CHINESE

Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Companies") have obtained a waiver from the requirements to issue the Annual and Interim Reports in both English and Chinese on the basis that it is making adequate arrangements to ascertain the preference of members and securities holders as to which language version of the Annual Reports and Interim Reports they wish to receive.

INTRODUCTION

On 17th January, 2001, The Stock Exchange of Hong Kong Limited ("the Exchange") issued an announcement that the Exchange has obtained the agreement of the Securities and Futures Commission to grant, upon application by a listed issuer, a waiver from the requirements that all annual and/or interim reports be issued in both English and Chinese languages subject to the fulfillment of conditions that adequate arrangements are put in place to ascertain the preference of members and securities holders.

GRANT OF WAIVER

The Companies have applied for, and the Exchange has granted, a waiver from the requirements that the Companies' Annual and Interim Reports be issued in both English and Chinese languages ("the Waiver") to be sent to the members and securities holders. The Waiver has been granted on a temporary basis pending relevant changes to the Listing Rules and the law.

PROPOSED ARRANGEMENTS

The Waiver has been granted by the Exchange on the basis that the following arrangements have been or will be made by the Companies:

1. The Companies will send a letter on 6th August, 2001 together with a pre-paid reply form ("the First Letter"), prepared in English and Chinese, to the members and securities holders to enable them to select either an English or Chinese or both versions of the Annual and Interim Reports.
2. The First Letter will explain that if no reply is received from such members or securities holders by 28th August, 2001 the following arrangements will apply, where applicable:
   (a) the Annual and Interim Reports will be sent in Chinese to all Hong Kong members and securities holders who are natural persons with a Chinese name; and
   (b) the Annual and Interim Reports will be sent in English to all overseas members and securities holders and to all Hong Kong members and securities holders who do not fall into category (a) above.

   Whether a member or securities holder of the Companies is a Hong Kong or an overseas person will be determined by his or its registered address.
3. The Companies will send the selected language version of the Annual and Interim Reports to those members and securities holders who have made a selection.
4. When the Annual and Interim Reports are sent out according to the arrangements as set out in paragraph 2 above, a letter together with a pre-paid request form ("the Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Annual and Interim Reports stating that the Annual and Interim Reports prepared in the other language will be available upon request.
5. The Annual and Interim Reports in both English and Chinese versions and in accessible format will be available on the Companies' website at *www.hanglung.com* and a soft copy of both languages of the Annual and Interim Reports will be filed with the Exchange as soon as practicable after the despatch of the Annual and Interim Reports to members and securities holders.
6. The Companies will provide a dial-up hotline service (Tel. 2862-8666) from 6th August, 2001 to 28th August, 2001 (or Tel. 2879-0111 after 28th August, 2001) to enable members and securities holders to make enquiry of the Companies' proposed arrangements.
7. The First Letter and the Second Letter will mention that both languages of the Annual and Interim Reports will be available on the Companies' website and that a dial-up hotline service has been provided as mentioned in paragraphs 5 and 6 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Reports"	copies of the annual reports and the group accounts of the Companies, for the year ended 30th June, 2001, together with copies of the auditor's reports as referred to in Paragraph 8(1) and Note 8.1 to Paragraph 8(2) of the Listing Agreement
"Interim Reports"	copies of the interim reports of the Companies, for the six months ending 31st December, 2001, referred to in Paragraph 10 of the Listing Agreement
"Listing Agreement"	the listing agreement between the Companies and the Exchange substantially in the form contained in Appendix 7 Part A of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Boards of
Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
Robin S.W. Ching
Company Secretary

Hong Kong, 6th August, 2001

NOTICE ON APPLICATION FOR A LIQUOR LICENCE CLUB SIGNAL

Notice is hereby given that Ngan Chun Man, Steven of Basement, No. 6 & 6A Hart Avenue, Tsim Sha Tsui, Kowloon is applying to the Liquor Licensing Board for new issue of a Liquor Licence in respect of Club Signal at Basement, No. 6 & 6A Hart Avenue, Tsim Sha Tsui, Kowloon with endorsement of (bar/dancing). Any person who knows any reason why this application should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, Pei Ho Street Complex, 4/F, 333 Ki Lung Street, Shamshuipo, Kowloon within 14 days from the date of this notice.

Date: 06/08/2001

13633

DRANSFIELD HOLDINGS LIMITED
啟祥集團有限公司

(Incorporated in Cayman Islands with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors of Dransfield Holdings Limited (the "Company") announces that Ms. Cheung Kam Wa was appointed the Executive Director of the Company with effect from 3 August 2001. The Company takes this opportunity to express its warm welcome to Ms Cheung for her joining the Board of the Company.

By Order of the Board
Y. S. Kwok
Company Secretary

Hong Kong: 3 August 2001

UPM UPM-Kymmene (HK) Ltd

The Winners of 21st Universiade Lucky Draw

Ms Zhu Manfei	Hefei
Ms Qiao Huili	Jincheng
Ms Li Yongfang	Nanjing
Ms Du Jin'e	Quanzhou
Mr Chen Zhiyu	Guangzhou
Mr Do Hin Tak	Hong Kong

All winners will be notified individually within 7 days.

ACTUAL LIVING ENGLISH

2001 BOOK FAIR LUCKY DRAW

AMERICA FLORIDA TRIP LUCKY DRAW
WINNER'S NAME: CHAN TZE KWAN
ID: D629XXX(6)
The above winner will be contact by ALE staff to pick up the prize after the announcement

Announcement delay from August 1 to August 6, Sorry for any inconvenience caused

Cool Distilled Water "Alex Fong & Rain Lee Autographed CD" Lucky Draw Result

Grand Prizes (50): C241301(7) C359658(1) C525941(8) D178981(4) D512177(A)
E527687(7) E971807(2) G802452(8) K035882(7) K120382(7) K501786(8) K685543(1)
K967789(5) K977347(9) P629601(0) Y037161(9) Y193014(A) Z089407(A) Z098657(8)
Z115186(0) Z195909 Z234475(1) Z276710(5) Z331197(0) Z346554(4) Z357843(8)
Z423659(A) Z448404(6) Z472948(0) Z515744(8) Z559844(4) Z640024(9) Z648811(9)
Z658387(3) Z669568(9) Z870231(6) Z674718(2) Z730612(2) Z731456(7) Z734482(2)
Z742551(2) Z763254(2) Z766022(8) Z773214(8) Z780265(0) Z804481(4) Z842769(1)
Z846083(4) Z940020(7) Z988309(7) Trade Promotion Competition Licence No: 018808
All winners, including the above and consolation prizes will be informed individually.

HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

WAIVER FROM THE REQUIREMENT TO ISSUE THE ANNUAL REPORTS AND INTERIM REPORTS IN BOTH ENGLISH AND CHINESE

Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Companies") have obtained a waiver from the requirements to issue the Annual and Interim Reports in both English and Chinese on the basis that it is making adequate arrangements to ascertain the preference of members and securities holders as to which language version of the Annual Reports and Interim Reports they wish to receive.

INTRODUCTION

On 17th January, 2001, The Stock Exchange of Hong Kong Limited ("the Exchange") issued an announcement that the Exchange has obtained the agreement of the Securities and Futures Commission to grant, upon application by a listed issuer, a waiver from the requirements that all annual and/or interim reports be issued in both English and Chinese languages subject to the fulfillment of conditions that adequate arrangements are put in place to ascertain the preference of members and securities holders.

GRANT OF WAIVER

The Companies have applied for, and the Exchange has granted, a waiver from the requirements that the Companies' Annual and Interim Reports be issued in both English and Chinese languages ("the Waiver") to be sent to the members and securities holders. The Waiver has been granted on a temporary basis pending relevant changes to the Listing Rules and the law.

PROPOSED ARRANGEMENTS

The Waiver has been granted by the Exchange on the basis that the following arrangements have been or will be made by the Companies:

1. The Companies will send a letter on 6th August, 2001 together with a pre-paid reply form ("the First Letter"), prepared in English and Chinese, to the members and securities holders to enable them to select either an English or Chinese or both versions of the Annual and Interim Reports.
2. The First Letter will explain that if no reply is received from such members or securities holders by 28th August, 2001 the following arrangements will apply, where applicable:
   (a) the Annual and Interim Reports will be sent in Chinese to all Hong Kong members and securities holders who are natural persons with a Chinese name; and
   (b) the Annual and Interim Reports will be sent in English to all overseas members and securities holders and to all Hong Kong members and securities holders who do not fall into category (a) above.

   Whether a member or securities holder of the Companies is a Hong Kong or an overseas person will be determined by his or its registered address.
3. The Companies will send the selected language version of the Annual and Interim Reports to those members and securities holders who have made a selection.
4. When the Annual and Interim Reports are sent out according to the arrangements as set out in paragraph 2 above, a letter together with a pre-paid request form ("the Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Annual and Interim Reports stating that the Annual and Interim Reports prepared in the other language will be available upon request.
5. The Annual and Interim Reports in both English and Chinese versions and in accessible format will be available on the Companies' website at

NOTICE ON APPLICATION FO[R] A LIQUOR LICENCE CLUB SIGNAL

Notice is hereby given that Ngan Cl
Man, Steven of Basement, No. 6 & 6A H
Avenue, Tsim Sha Tsui, Kowloon
applying to the Liquor Licensing Board
new issue of a Liquor Licence in respec
Club Signal at Basement, No. 6 & 6A H
Avenue, Tsim Sha Tsui, Kowloon w
endorsement of (bar/dancing). Any pers
who knows any reason why this app
cation should not be granted should sen
written and signed statement of the facts
the Secretary, Liquor Licensing Board,
Ho Street Complex, 4/F, 333 Ki Lu
Street, Shamshuipo, Kowloon within
days from the date of this notice.

Date: 06/08/2001

DRANSFIELD HOLDINGS LIMITE[D]
啟祥集團有限公司

(Incorporated in Cayman Islands with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors of Dransfield Holdin[g]
Limited (the "Company") announces that M
Cheung Kam Wa was appointed the Executi[ve]
Director of the Company with effect from
August 2001. The Company takes this opportuni[ty]
to express its warm welcome to Ms Cheung f[or]
her joining the Board of the Company.

By Order of the Board
Y. S. Kwok
Company Secretary

Hong Kong: 3 August 2001

UPM UPM-Kymmene (HK) L[i]

The Winners of 21st Universiade Lucky Dr[a]

Ms Zhu Manfei	Hefei
Ms Qiao Huili	Jincheng
Ms Li Yongfang	Nanjing

www.hanglung.com and a soft copy of both languages of the Annual and Interim Reports will be filed with the Exchange as soon as practicable after the despatch of the Annual and Interim Reports to members and securities holders.

6. The Companies will provide a dial-up hotline service (Tel. 2862-8666) from 6th August, 2001 to 28th August, 2001 (or Tel. 2879-0111 after 28th August, 2001) to enable members and securities holders to make enquiry of the Companies' proposed arrangements.

7. The First Letter and the Second Letter will mention that both languages of the Annual and Interim Reports will be available on the Companies' website and that a dial-up hotline service has been provided as mentioned in paragraphs 5 and 6 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Reports"	copies of the annual reports and the group accounts of the Companies, for the year ended 30th June, 2001, together with copies of the auditor's reports as referred to in Paragraph 8(1) and Note 8.1 to Paragraph 8(2) of the Listing Agreement
"Interim Reports"	copies of the interim reports of the Companies, for the six months ending 31st December, 2001, referred to in Paragraph 10 of the Listing Agreement
"Listing Agreement"	the listing agreement between the Companies and the Exchange substantially in the form contained in Appendix 7 Part A of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Boards of
Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
Robin S.W. Ching
Company Secretary

Hong Kong, 6th August, 2001

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 11:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare a final dividend.
3. To re-elect directors and authorise the board of directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "THAT:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.
3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

Hong Kong iMail
Monday, October 29, 2001

HANG LUNG GROUP

NOTICE OF ANNUAL GENERAL MEETING

AMOY PROPERTIES LIMITED
淘大置業有限公司

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:30 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare a final ordinary dividend.
3. To re-elect directors and authorise the board of directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "THAT:—

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;
(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

2

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.
3. With respect to Resolution No.5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

HANG LUNG GROUI

NOTICE = OF ANNUAL GENERAL MEETING

AMOY PI ?ROPERTIES LIMITED
淘大 大置業有限公司

Notice is hereby given that the Annual General Meeting of the Cc Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:30 a) a.m. for the following purposes:—

1. To receive and consider the Financial Statements and R , Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare a final ordinary dividend.
3. To re-elect directors and authorise the board of directors ,rs to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix x their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolut ıutions as Ordinary Resolutions:—

   A. **"THAT:—**

   (a) subject to paragraphs (b) and (c) below, th the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Compan ıny to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of ordinary ıy shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock :k Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Co :ommission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the ap .pproval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the shai ıare capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) the aggregate nominal amount of conver :rtible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which ı may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Lux ıxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission ın and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in ı paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the sl share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and .l

   (d) for the purpose of this Resolution, 'Releva :ant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

      (i) the conclusion of the next Annual (General Meeting of the Company;
      (ii) the expiration of the period within wl vhich the next Annual General Meeting of the Company is required by law to be held; and
      (iii) the revocation or variation of the au ıuthority given under this Resolution by ordinary resolution of the shareholders in general ı meeting."

   B. **"THAT:—**

   (a) subject to paragraph (c) below, pursuant to ıo Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in I ı Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional share es in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or o options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agre ıeements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall a ı authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the ca apital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after ı the end of the Relevant Period;

   (c) the aggregate nominal amount of share ca :apital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directoı ırs of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinaf ıfter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise c of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of this I Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employ oyees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend I or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary y Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the O Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertl tible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of tl the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resol olution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the sh hare capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivale :ent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of pa assing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Prefere ence Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

   (d) for the purpose of this Resolution:—

   'Rights Issue' means an offer of shares or r other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereo of on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusic ion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlei :ments or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory y body or any stock exchange in, any territory outside Hong Kong)."

   C. **"THAT** the directors of the Company be and they / are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B) in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such R Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to a ıppoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Comp pany, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Register of Members will be closed from Monday, 12th Novem ıber, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary di ıividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, H Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.
3. With respect to Resolution No.5A above, approval is being sough ıt from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no imme ediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the L Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sougl ıt from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authori ıty granted pursuant to Resolution No. 5A.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare final dividend.
3. To re-elect directors and authorise the board of directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "THAT:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the registers on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

3

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Registers of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

THE HANG LUNG GROUP

RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 (unaudited)

Prospects

Although I do not expect a return to the tough times of the past few years, prospects for the second half of the fiscal year, however, are not as pleasing. Two factors contributing to the good performance during the second half of 2000 are transient. First, major exhibitions and conventions were spread somewhat evenly, thus uniformly distributing room demand. Secondly, in the past two quarters, particularly during the last quarter, there was a spill over effect from neighboring countries. Capacity constraints from hotel room supply to air traffic saturation have diverted tourists to our shores. This phenomenon is all but gone in the first two months of this year. Moreover, it tells us that our neighbors are preferred over our city for leisure travelers. That is due probably to our being more expensive as a destination city.

Operating expenses will also rise somewhat. For example, staff costs which were frozen for two years, are finally rising once again, albeit mildly. Furthermore, the required capital expenditure for refurbishment of our properties will also increase outlays. Thus, the future begins to look not as rosy as one would hope. I am nevertheless confident that the average room tariff for the full year will be better than that of the year before. Consequently, both top and bottom lines should improve.

展望

雖然本人並不預期酒店業會重返過去數年之困境，但財政年度下半年之酒店業前景並非一如上半年之樂觀。兩項於二零零零年下半年利好酒店業表現之因素已成曇花一現。首項因素乃當時之大型展覽及會議之舉行時間頗為平均分布，故酒店可均衡分配房間以應需求。次項因素乃鄰近國家於去年下半年尤其於第四季，由於受制於酒店房間供應量以至航班之飽和而流失部份旅客，彼等遂改為前來本港，此情況於今年首兩個月已完全消失。此亦令香港得知，以消閒為目的之旅客較樂意選擇鄰近國家而非香港，而這可能由於香港乃一個物價較為昂貴之旅遊地點。

本集團之營業費用亦會有所上升。舉例而言，已凍結兩年之員工成本終於開始回升，雖則升幅仍算溫和。再者，本集團屬下各酒店之翻新工程涉及之資本開支亦將令本集團之支出增加。因此，前景已開始變得非如所望之美好。然而，本人抱有信心，本集團全年度之平均房租將較上一年度為佳，故此營業額及股東應佔純利應有所改善。

Results And Dividend

In the six months ended 31 December 2000, total turnover increased by $17.1 million to $149.1 million, an advance of 13%. Since operating expenses have been maintained at the same level as previous year, this increase in turnover is fully reflected in profit before tax which amounted to $41.1 million compared to previous year's $22.3 million. Net profit attributable to shareholders increased almost five folds to $28.1 million.

The board resolved to pay interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share on 20 April 2001 to shareholders of record on 12 April 2001, which represent an increase of 50% over the same period last year.

Operations Review

As I anticipated a year ago, the hospitality industry finally recovered after three very difficult years. In the year 2000, the total number of tourists arriving broke through the 13 million mark which was a historical record. The improvement was especially conspicuous in the six months under review. Hotel occupancy for the city rose from 81.5% of a year ago to a current 85.2%.

For the first time in years, our average room rates increased — it grew by 28%. Given that, we happily endured the moderation of occupancy from 93% of a year ago to 88%.

In the past, it has always been our policy to periodically refurbish our premises. Such activities were halted during the difficult years but have now resumed. Broadband services are also being gradually introduced to guest rooms.

業績及股息

截至二零零零年十二月三十一日止六個月之總營業額為一億四千九百一十萬元，增加一千七百一十萬元，增幅為百分之十三。由於營業費用維持在上年同期之同一水平，因此除稅前溢利充份反映營業額之增加，除稅前溢利達四千一百一十萬元，上年同期則為二千二百三十萬元。股東應佔純利達二千八百一十萬元，升幅幾為五倍。

董事局已議決派發中期股息每股「A」股一點五仙及每股「B」股零點一五仙，較上年同期增加百分之五十，股息將於二零零一年四月二十日派發予於二零零一年四月十二日名列股東名冊之股東。

業務回顧

正如本人一年前所料，酒店業經歷三年甚為艱困之光景後終於復甦。於二零零零年，訪港旅客總數衝破一千三百萬人次，此乃史無前例之記錄，而於回顧期六個月內之復甦情況尤其顯著。現時本港酒店之入住率為百分之八十五點二，較一年前之百分之八十一點五為高。

本集團屬下各酒店之平均房租上升百分之二十八，此乃多年來首次之調升。基於房租上調，儘管入住率由一年前之百分之九十三微降至百分之八十八，本集團仍能欣然承受。

過去，本集團之一貫政策乃定期為屬下酒店進行翻新，此等工作於早前之艱困歲月裏曾經暫停，但現已恢復進行，並正逐步為酒店房間引入寬頻服務。

Table 1: Directors' Interests In Shares
圖表一：董事之股份權益

The Company 本公司

	Class* 類別*	Number of Shares 股份數目 Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益
Ronnie C. Chan 陳啟宗	A	—	—	—	15,765,607 (Note 附註)
	B	—	—	—	20,396,065 (Note 附註)
S.S. Yin 殷尚賢		—	—	—	—
Nelson W.L. Yuen 袁偉良		—	—	—	—
Ronald J. Arculli 夏佳理	A	3,021	—	168,858	—
	B	3,515	—	196,470	—
Laura L.Y. Chen 陳樂怡		—	—	—	—
H.K. Cheng 鄭漢鈞		—	—	—	—
Robert S. Huthart 夏德		—	—	—	—
Alfred H.K. Li 李鴻鈞		—	—	—	—

* A: 'A' Shares of HK$0.10 each 每股面值港幣一角之「A」股股份 B: 'B' Shares of HK$0.01 each 每股面值港幣一仙之「B」股股份

Hang Lung Development Company, Limited 恒隆有限公司

	Shares of HK$1.00 each 每股面值港幣一元之股份 Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益	Share Options 認股權 Personal Interests 個人權益
Ronnie C. Chan 陳啟宗	—	—	—	339,034,580 (Note 附註)	—
S.S. Yin 殷尚賢	—	—	—	—	—
Nelson W.L. Yuen 袁偉良	—	—	—	—	2,500,000
Ronald J. Arculli 夏佳理	581,775	—	508,200	—	—
Laura L.Y. Chen 陳樂怡	—	—	—	—	—
H.K. Cheng 鄭漢鈞	—	—	—	—	—
Robert S. Huthart 夏德	—	—	—	—	—
Alfred H.K. Li 李鴻鈞	—	—	—	—	1,250,000

Purchase, Sale Or Redemption Of Listed Securities

During the accounting period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Compliance With The Code Of Best Practice

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests In Shares

As at 31 December 2000, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

As at 31 December 2000, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for equity or debt securities of the Company.

Substantial Shareholders' Interests In Shares

As at 31 December 2000, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

購回、出售或贖回上市證券

於會計期內本公司及其任何附屬公司均無購回、出售或贖回本公司之任何上市證券。

遵守最佳應用守則

並無董事知悉有資料可合理指出本公司現時或於會計期內之任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

董事之股份權益

根據證券 (公開權益) 條例第二十九條規定而備存之登記冊所載，或須根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司發出之通知，每位董事及其聯繫人士於二零零零年十二月三十一日持有本公司及各聯營機構已發行股本之權益列於圖表一內。

於二零零零年十二月三十一日，各董事及彼等各自之配偶及未滿十八歲之子女概無獲授任何可認購本公司股本證券或債務證券之權利。

主要股東之股份權益

根據證券 (公開權益) 條例第十六 (一) 條規定而備存之登記冊所記載，於二零零零年十二月三十一日非本公司董事之人士持有本公司已發行股本之權益載於圖表二內。

主席
陳啟宗 謹啟

香港，二零零一年三月二日

Table 2: Substantial Shareholders' Interests In Shares
圖表二：主要股東之股份權益

	Number of Shares Held 持有股份數目	
	'A' Shares 「A」股股份	'B' Shares 「B」股股份
Cole Limited	476,341,188 (a)	438,082,800 (a)
Hang Lung Development Company, Limited 恒隆有限公司	460,575,581 (b)	417,686,735 (b)
Prosperland Housing Limited 恒旺有限公司	253,517,709 (c)	353,953,435 (c)
Hang Far Company Limited	121,328,515 (c)	— (c)
Believecity Limited	63,695,484 (c)	32,558,605 (c)

Notes 附註：

(a) Cole Limited was deemed to be interested in 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Development Company, Limited and its subsidiaries, which number of shares were included in the above-mentioned number of 476,341,188 'A' shares and 438,082,800 'B' shares.
Cole Limited 被視為於恒隆有限公司及其附屬公司所持有之四億六千零五十七萬五千五百八十一股「A」股及四億一千七百六十八萬六千七百三十五股「B」股中擁有權益，而此等股份已包括在上述四億七千六百三十四萬一千一百八十八股「A」股及四億三千八百零八萬二千八百股「B」股之數目內。

(b) Hang Lung Development Company, Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, 121,328,515 'A' shares held by Hang Far Company Limited, 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited, and 22,033,873 'A' shares and 31,174,695 'B' shares held by other subsidiaries.
恒隆有限公司被視為於其附屬公司恒旺有限公司所持有之二億五千三百五十一萬七千七百零九股「A」股及三億五千三百九十五萬三千四百三十五股「B」股、Hang Far Company Limited 所持有之一億二千一百三十二萬八千五百一十五股「A」股、Believecity Limited 所持有之六千三百六十九萬五千四百八十四股「A」股及三千二百五十五萬八千六百零五股「B」股以及其他附屬公司所持有之二千二百零三萬三千八百七十三股「A」股及三千一百一十七萬四千六百九十五股「B」股中擁有權益。

(c) The 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, the 121,328,515 'A' shares held by Hang Far Company Limited, and the 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited were included in the above-mentioned number of 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Development Company, Limited.
恒旺有限公司所持有之二億五千三百五十一萬七千七百零九股「A」股及三億五千三百九十五萬三千四百三十五股「B」股、Hang Far Company Limited 所持有之一億二千一百三十二萬八千五百一十五股「A」股以及 Believecity Limited 所持有之六千三百六十九萬五千四百八十四股「A」股及三千二百五十五萬八千六百零五股「B」股，已包括在上述由恒隆有限公司所持有之四億六千零五十七萬五千五百八十一股「A」股以及四億一千七百六十八萬六千七百三十五股「B」股之數目內。

Table 1: Directors' Interests In Shares *(Continued)*
圖表一：董事之股份權益 *(續)*

Amoy Properties Limited 淘大置業有限公司

	Ordinary Shares of HK$1.00 each 每股面值港幣一元之普通股股份			
	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益
Ronnie C. Chan 陳啟宗	—	—	—	—
S.S. Yin 殷尚賢	—	—	—	—
Nelson W.L. Yuen 袁偉良	—	—	—	—
Ronald J. Arculli 夏佳理	14,737	—	709,609	—
Laura L.Y. Chen 陳樂怡	—	—	—	—
H.K. Cheng 鄭漢鈞	—	—	—	—
Robert S. Huthart 夏德	—	—	—	—
Alfred H.K. Li 李鴻鈞	—	—	—	—

Note 附註：
These shares were held by a trust of which associates of Mr. Ronnie C. Chan are members of a wide class of discretionary objects.
此等股份乃由一信託基金所持有，陳啟宗先生之聯繫人士為該信託基金之眾多全權託管對象之成員。

Consolidated Balance Sheet At 31 December 2000 (Unaudited)
綜合資產負債表 二零零零年十二月三十一日(未經審核)

		Note 附註	31/12/2000 HK$Million 港幣百萬元	30/6/2000 HK$Million 港幣百萬元
ASSETS	**資產**			
Non-current assets	非流動資產			
Fixed assets	固定資產		**1,594.9**	1,596.7
Interest in jointly controlled entities	合營公司權益		**7.3**	8.6
			1,602.2	1,605.3
Current assets	流動資產			
Inventories	存貨		**3.6**	3.6
Debtors, deposits and prepayments	應收款項、按金及預付款項	6	**17.8**	13.2
Cash and deposits with banks	現金及銀行存款		**182.9**	161.5
			204.3	178.3
Current liabilities	流動負債			
Bank overdrafts	銀行透支		**2.8**	2.8
Creditors and accrued expenses	應付款項及應計費用	7	**33.4**	43.7
Deposits received	已收按金		**9.3**	9.6
Taxation	稅項		**80.8**	67.9
Proposed dividend	擬派發股息		**10.2**	7.5
			136.5	131.5
Net current assets	流動資產淨額		**67.8**	46.8
Total assets less current liabilities	資產總額減流動負債		**1,670.0**	1,652.1
Non-current liabilities	非流動負債			
Deferred taxation	遞延稅項		**0.7**	0.7
NET ASSETS	**資產淨額**		**1,669.3**	1,651.4
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本		**68.2**	68.2
Reserves	儲備		**1,601.1**	1,583.2
Shareholders' funds	股東權益		**1,669.3**	1,651.4

The notes on pages 9 to 12 form part of the interim financial statements.
第九至十二頁之附註乃中期財務報表之一部份。

		Note 附註	**2000** **HK$Million** **港幣百萬元**	1999 HK$Million 港幣百萬元
Turnover	營業額	2(a)(甲)	**149.1**	132.0
Cost of sales	銷售成本		**(102.8)**	(105.5)
Gross profit	毛利		**46.3**	26.5
Other revenue	其他收入		**5.4**	5.7
Administrative expenses	行政費用		**(9.3)**	(9.0)
Profit from operations	營業溢利	3	**42.4**	23.2
Share of results of jointly controlled entities	應佔合營公司業績		**(1.3)**	(0.9)
Profit before taxation	除税前溢利	2(b)(乙)	**41.1**	22.3
Taxation	税項	4	**(13.0)**	(17.6)
Net profit attributable to shareholders	股東應佔純利		**28.1**	4.7
Retained profits brought forward	承前保留溢利		**624.5**	617.5
			652.6	622.2
Interim dividend	中期股息			
'A' shares: 1.5¢	「A」股：每股1.5仙			
(1999: 1¢) per share	(一九九九年：每股1仙)		**(9.3)**	(6.2)
'B' shares: 0.15¢	「B」股：每股0.15仙			
(1999: 0.1¢) per share	(一九九九年：每股0.1仙)		**(0.9)**	(0.6)
Retained profits carried forward	保留溢利結轉		**642.4**	615.4
Earnings per share	每股盈利(仙)	5		
'A' share	「A」股		**4.12¢**	0.69¢
'B' share	「B」股		**0.41¢**	0.07¢

No separate consolidated statement of recognised gains and losses has been prepared as the net profit for the period would be the only component of this statement.
由於已確認收益虧損綜合計算表僅由期內之純利組成，故此並無另外編製此報表。

The notes on pages 9 to 12 form part of the interim financial statements.
第九至十二頁之附註乃中期財務報表之一部份。

Consolidated Cash Flow Statement For The Six Months Ended 31 December 2000 (Unaudited)

綜合現金流量表 截至二零零零年十二月三十一日止六個月(未經審核)

		HK$Million 港幣百萬元
Net cash inflow from operating activities	營業運作所得之現金流入淨額	**29.4**
Net cash outflow from returns on investments and servicing of finance	投資回報及融資成本之現金流出淨額	**(2.3)**
Tax paid	繳付税項	**(0.1)**
Net cash outflow from investing activities	投資業務之現金流出淨額	**(5.6)**
Increase in cash and cash equivalents	現金及現金等價物之增加	**21.4**
Cash and cash equivalents at 1 July 2000	於二零零零年七月一日之現金及現金等價物	**158.7**
Cash and cash equivalents at 31 December 2000	於二零零零年十二月三十一日之現金及現金等價物	**180.1**
Analysis of the balances of cash and cash equivalents at 31 December 2000	於二零零零年十二月三十一日之現金及現金等價物結餘之分析	
Cash and deposits with banks	現金及銀行存款	**182.9**
Bank overdrafts	銀行透支	**(2.8)**
		180.1

Notes 附註：

1. Basis of preparation 編製基準

The interim financial statements are unaudited and have been prepared in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The same accounting policies adopted in the annual financial statements for the year ended 30 June 2000 have been applied to the interim financial statements.

中期財務報表乃未經審核，並按照會計實務準則第二十五號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六的規定而編製。中期財務報表採用之會計政策與截至二零零零年六月三十日止年度財務報表所採用者一致。

As the majority of the activities of the Group during the period were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.
由於期內本集團大部份業務均在香港進行，故不列載營業額及除税前溢利之地域性分析。

		2000 HK$Million 港幣百萬元	1999 HK$Million 港幣百萬元
(a) Turnover	(甲) 營業額		
Hotel operations	酒店業務	**143.9**	127.8
Interest income	利息收入	**5.2**	4.2
		149.1	132.0
(b) Profit before taxation	(乙) 除税前溢利		
Hotel operations	酒店業務	**35.9**	18.1
Interest income	利息收入	**5.2**	4.2
		41.1	22.3

3. Profit from operations 營業溢利

		2000 HK$Million 港幣百萬元	1999 HK$Million 港幣百萬元
Profit from operations is arrived at after charging:	營業溢利已扣除下列各項：		
Cost of inventories	存貨成本	**8.7**	9.9
Depreciation	折舊	**7.4**	7.6

4. Taxation 税項

Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. At 31 December 2000, the outcome of the said dispute remained undetermined and substantial tax provision has been made on the grounds of prudence.
香港利得税税項準備乃按期內估計應課税溢利乘以税率百分之十六計算。本集團現正與税務局就過往年度税項計算中涉及某些利息支出之扣税爭議進行商討。截至二零零零年十二月三十一日，上述爭議之結果仍未能確定，而為審慎起見，已作出重大之税項撥備。

No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities. Deferred taxation has been accounted for to adjust the timing differences between depreciation charges and related capital allowances.
並無作出海外税項準備及合營公司亦無作出香港利得税税項準備。遞延税項準備經已就折舊開支與有關資本免税額之間之時差作出調整。

5. Earnings per share 每股盈利

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$28.1 million (1999: HK$4.7 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.
每股盈利乃按期內股東應佔純利港幣二千八百一十萬元(一九九九年:港幣四百七十萬元)及期內已發行之「A」股六億二千一百六十萬股及「B」股六億股計算。

6. Debtors, deposits and prepayments 應收款項、按金及預付款項

Included in debtors, deposits and prepayments are debtors with the following ageing analysis:
已計入應收款項、按金及預付款項之應收款項其賬齡分析如下:

		31/12/2000 HK$Million 港幣百萬元	30/6/2000 HK$Million 港幣百萬元
Within 1 month	一個月內	**7.9**	6.0
1 - 3 months	一至三個月	**5.2**	3.3
		13.1	9.3

The Group maintains a defined credit policy.
本集團設有特定之信貸政策。

7. Creditors and accrued expenses 應付款項及應計費用

Included in creditors and accrued expenses are creditors with the following ageing analysis:
已計入應付款項及應計費用之應付款項其賬齡分析如下:

		31/12/2000 HK$Million 港幣百萬元	30/6/2000 HK$Million 港幣百萬元
Within 1 month	一個月內	**8.8**	9.2
1 - 3 months	一至三個月	**0.7**	—
		9.5	9.2

(a) At 31 December 2000, capital commitments contracted but not provided for, amounted to HK$2.6 million (30/6/2000: HK$3.2 million).
(甲)於二零零零年十二月三十一日已簽約但尚未撥備之資本承擔為港幣二百六十萬元(二零零零年六月三十日：港幣三百二十萬元)。

(b) At 31 December 2000, commitments under an operating lease to make minimum payments on property in the next year in respect of a lease expiring after 5 years amounted to HK$8 million (30/6/2000: HK$8 million).
(乙)於二零零零年十二月三十一日，就一項於五年後約滿之物業營業租約之承擔而於下年度最少應付之金額為港幣八百萬元(二零零零年六月三十日：港幣八百萬元)。

9. Related party transactions 有關連人士交易

During the period, the Group received management fees totalling HK$5.4 million (1999: HK$5.7 million) from a jointly controlled entity. The amount receivable by the Group is based on a fixed sum or at a percentage of gross revenue.
期內，本集團向一間合營公司收取合共港幣五百四十萬元(一九九九年：港幣五百七十萬元)之管理費。本集團乃按固定金額或該公司總收入之某個百分比收取該項費用。

LUNG GROUP

EAR ENDED 30 JUNE 2001 (audited)

TIES LIMITED

有限公司

NT
01

	2001 HK$Million	2000 HK$Million
	2,748.4	2,221.3
	(744.3)	(378.1)
	(86.3)	(90.6)
	1,917.8	1,752.6
	(266.2)	(354.5)
	1,651.6	1,398.1
	51.5	39.3
	1,703.1	1,437.4
	(271.1)	(171.0)
	1,432.0	1,266.4
	(48.3)	(48.2)
	1,383.7	1,218.2
	318.0	289.4
	838.4	751.7
	48.3	48.2
	1,204.7	1,089.3
	47.9¢	42.1¢
	29.0¢	26.0¢
	40.0¢	36.0¢

taxation

Group during the year were carried out in
f turnover and profit before taxation is not

	2001 HK$Million	2000 HK$Million
	1,760.8	1,833.2
ties	762.4	12.4
	225.2	375.7
	2,748.4	2,221.3
	1,500.3	1,488.2
ties	320.2	8.1
e	(31.1)	31.7
	1,789.4	1,528.0
	(86.3)	(90.6)
	1,703.1	1,437.4
ging:		
	491.9	466.1
ts	22.1	15.2
	514.0	481.3

GRAND HOTEL HOLDINGS LIMITED

格蘭酒店集團有限公司

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$Million	2000 HK$Million
Turnover	*1(a)*	281.1	264.2
Cost of sales		(199.1)	(205.2)
Gross profit		82.0	59.0
Other revenue		10.7	11.7
Administrative expenses		(18.9)	(19.7)
Profit from operations	2	73.8	51.0
Share of results of jointly controlled entities		(0.1)	0.4
Profit before taxation	*1(b)*	73.7	51.4
Taxation	*3*	(40.7)	(30.1)
Net profit attributable to shareholders		33.0	21.3
Dividends			
— Interim dividend paid at 1.5¢ (2000: 1¢) per 'A' share and 0.15¢ (2000: 0.1¢) per 'B' share		10.2	6.8
— Proposed final dividend at 1.7¢ (2000: 1.1¢) per 'A' share and 0.17¢ (2000: 0.11¢) per 'B' share		11.6	7.5
		21.8	14.3
Earnings per share	4		
'A' share		4.84¢	3.12¢
'B' share		0.48¢	0.31¢
Proposed final dividend per share			
'A' share		1.70¢	1.10¢
'B' share		0.17¢	0.11¢
Total dividends for the year per share			
'A' share		3.20¢	2.10¢
'B' share		0.32¢	0.21¢

Notes:

1. Analysis of turnover and profit before taxation

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

	2001 HK$Million	2000 HK$Million
(a) Turnover		
Hotel operations	271.9	255.5
Interest income	9.2	8.7
	281.1	264.2
(b) Profit before taxation		
Hotel operations	83.4	62.4
Interest income	9.2	8.7
	[illegible]	71.1
Less: Administrative expenses	(18.9)	(19.7)

HANG L

RESULTS FOR THE Y

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$Million	2000 HK$Million
Turnover	1(a)	**5,823.4**	2,821.8
Other revenue	2	**166.0**	—
Direct costs and operating expenses		**(3,660.9)**	(717.6)
Administrative expenses		**(148.2)**	(136.7)
Profit from operations before finance costs		**2,180.3**	1,967.5
Finance costs	3(a)	**(501.6)**	(387.9)
Operating profit	3	**1,678.7**	1,579.6
Share of results of jointly controlled entities		**45.1**	82.0
Profit before taxation	1(b)	**1,723.8**	1,661.6
Taxation	4	**(307.5)**	(215.2)
Profit after taxation		**1,416.3**	1,446.4
Minority interests		**(671.8)**	(573.3)
Net profit attributable to shareholders		**744.5**	873.1
Dividends			
— Interim dividend paid at 12¢ (2000: 12¢) per share		**158.7**	159.5
— Proposed final dividend at 32¢ (2000: 40.5¢) per share		**423.2**	535.6
		581.9	695.1
Earnings per share	5		
Basic		**56.3¢**	65.7¢
Diluted		**56.2¢**	N/A
Proposed final dividend per share		**32.0¢**	40.5¢
Total dividends for the year per share		**44.0¢**	52.5¢

Notes:

1. Analysis of turnover and profit before taxation

   As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

	2001 HK$Million	2000 HK$Million
(a) Turnover		
Property sales	**3,247.5**	86.3
Property leasing	**2,020.8**	2,051.0
Hotel owning and management	**269.8**	253.2
Other operations	**40.5**	37.7
Interest income	**244.8**	393.6
	5,823.4	2,821.8
(b) Profit before taxation		
Property sales	**183.0**	32.3
Property leasing	**1,644.7**	1,591.4
Hotel owning and management	**81.1**	59.6
Other operations	**197.9**	97.3
Net interest (expenses)/income	**(234.7)**	17.7
	1,872.0	1,798.3
Less: Administrative expenses	**(148.2)**	(136.7)
	1,723.8	1,661.6

2. Other revenue

Profit on disposal of listed investments	**20.9**	—
Dividend income from listed investments	**25.5**	—

AMOY PROPER
淘大置業

CONSOLIDATED INCOME STATEM FOR THE YEAR ENDED 30 JUNE 20

	Note
Turnover	1(a)
Direct costs and operating expenses	
Administrative expenses	
Profit from operations before finance costs	
Finance costs	2(a)
Operating profit	2
Share of results of jointly controlled entities	
Profit before taxation	1(b)
Taxation	3
Profit after taxation	
Preference dividend	4
Net profit attributable to ordinary shareholders	
Dividends	
— Interim dividend paid at 11¢ (2000: 10¢) per ordinary share	
— Proposed final dividend at 29¢ (2000: 26¢) per ordinary share	
— Preference dividend	4
Earnings per ordinary share	5
Proposed final dividend per ordinary share	
Total dividends for the year per ordinary share	

Notes:

1. Analysis of turnover and profit before

   As the majority of the activities of the Hong Kong, a geographical analysis included.

   (a) Turnover
   - Property leasing
   - Disposal of investment prope
   - Interest income

   (b) Profit before taxation
   - Property leasing
   - Disposal of investment prope
   - Net interest (expenses)/incon

   Less: Administrative expense

2. Operating profit is arrived at after ch

   (a) Finance costs
   - Interest on borrowings
   - Other ancillary borrowing co

   Total borrowing costs

266.2	354.5
442.2	4.3
28.5	28.7

has been made at 16% on the estimated
vision for deferred taxation has been made
s immaterial.

267.2	167.0
3.9	4.0
271.1	171.0

th the Inland Revenue Department regarding
ain interest payments in previous years' tax
e outcome of the said dispute remained
vision has been made in the accounts on the

nce shares of HK$7,500 each issued in
5% per annum on a reference amount of

y share is based on the net profit attributable
.7 million (2000: HK$1,218.2 million) and
.1 million (2000: 2,893.7 million) ordinary

is presented for both years as the Company's
res did not give rise to any dilution.

ALYSIS

,748.4 million. The increase in turnover
al units of Garden Terrace during the year
ed to about HK$320 million which helped
HK$1,703.1 million. Net profit increased
nillion, an increase of 14% over previous

ired at the Government Land Auction a
on, for HK$2,580 million. We will build
ng 1,849 units over a 3-storey carparking/
00 sq.m. and 20,200 sq.m. of residential
t is anticipated that the project will be

ad called The Summit is expected to be
2001. This 70-storey building comprises
t enjoying a spectacular view of Happy
s floor area of the development is 15,225

ai, Plaza 66 was officially opened in July
the high-rise office tower are fully let at
Grand Gateway, is also performing well.

d rising unemployment are affecting
ents.

more directly hit by the malaise of the
ing partners. The few buildings under
the coming two to three years. They will
y time soon.

ning years will come mainly from sales of

ULTS ANNOUNCEMENT ON THE

all the information required by paragraphs
Governing The Listing of Securities on The
he Exchange") will be published on the

MEETING

November 2001 to 16 November 2001	
4:00 p.m. on 9 November 2001	
23 November 2001	
30 November 2001	

2. Profit from operations is arrived at after charging:

Cost of inventories	[illegible]	18.6
Depreciation	[illegible]	15.1

3. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. At 30 June 2001, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

   No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities. Deferred taxation has been accounted for to adjust the timing differences between depreciation charges and related capital allowances.

4. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$33.0 million (2000: HK$21.3 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

- Total turnover for the year increased by HK$16.9 million to HK$281.1 million, an advance of 6%. Since operating expenses have been maintained at the same level as previous year, this increase in turnover is fully reflected in profit before tax which amounted to HK$73.7 million compared to previous year's HK$51.4 million. Net profit attributable to shareholders increased 55% to HK$33.0 million.
- Taking advantage of better market conditions, we increased our rates by an average of 20%. This we did at the expense of average occupancy which receded to 86% from 91% a year ago. However, the extra revenue generated from higher room rates is more than sufficient to cover the shortfall in headcounts.
- Average occupancy rates for our properties are higher than the industry average of 82% as follows:—

Grand Plaza Hotel	83%
Grand Plaza Apartments	92%
Grand Tower Hotel	84%
The Wesley	88%

PROSPECTS

- As travellers begin to economise on their overseas travels due to consolidation of Western economies, they will do so at the expense of Hong Kong as we are still a more expensive destination relative to other cities in Asia. Given the above scenario, the group's turnover for the coming year is likely to fall. However, as we continue to be vigilant in our effort to contain expenses and improve efficiencies, it is hoped that the anticipated income reduction will not inflict too big a damage to our bottom line.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE AND ANNUAL GENERAL MEETING

Book close dates (both days inclusive)	12 November 2001 to 16 November 2001
Latest time to lodge transfers	4:00 p.m. on 9 November 2001
Annual general meeting	23 November 2001
Final dividend payment date	30 November 2001

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

	166.0	—

3. Operating profit is arrived at after charging:

(a) Finance costs		
Interest on borrowings	715.2	722.0
Other ancillary borrowing costs	34.2	27.6
Total borrowing costs	749.4	749.6
Less: Borrowing costs capitalised	(247.8)	(361.7)
	501.6	387.9
(b) Other items		
Depreciation	58.6	52.2
Included in cost of property sales:—		
Cost of inventories	2,656.6	85.4
Cost of investment properties	442.2	3.9

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year.

Group		
— Hong Kong	301.0	203.6
Jointly controlled entities		
— Hong Kong	6.5	11.6
	307.5	215.2

5. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$744.5 million (2000: HK$873.1 million) and the weighted average number of 1,322.7 million (2000: 1,328.3 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$744.5 million and the weighted average number of 1,324.7 million shares after adjusting for the effects of all dilutive potential shares. No diluted earnings per share was presented for last year as the Company's share options did not give rise to any dilution.

MANAGEMENT DISCUSSION AND ANALYSIS

- Turnover for the year increased by HK$3,001.6 million to HK$5,823.4 million and property sales accounted for most of the Group's increase in turnover. This included sale of our Ma On Shan project called Baycrest and 36 residential units of Garden Terrace.
- Sale of Baycrest commenced in August last year and due to a successful marketing campaign, we managed to sell about 98% of the 618 units. The Ma On Shan site was purchased in early 1995 when land prices were still high. Due to high land cost and taking into account of property provisions, property sales profit before tax was HK$183 million. Profit from operations before finance costs and taxation increased by 11% to HK$2,180.3 million.
- Finance costs increased by 29% to HK$501.6 million due to less borrowing costs being capitalised to projects under development following the completion of Baycrest in June last year. Taxation for the year was HK$307.5 million due to the increase in tax provision of its subsidiaries. Net profit was HK$744.5 million, a decrease of 15% over the previous year's figure.
- In December 2000, the Group's subsidiary, Amoy Properties acquired at the Government Land Auction, a site near Olympic Station for HK$2,580 million. A total of 1,849 residential units and commercial podium with gross floor area of 131,300 sq.m. and 20,200 sq.m. respectively will be built.

PROSPECTS

- In view of the very weak market with much uncertainty, land acquisition must be done with extreme caution. Prices, profit margins and transaction volumes are all falling and will likely stay low for the foreseeable future.
- On the rental front, any note of optimism in the past year now seems inappropriate. Offices and high-end residential are particularly weak. Retail space has suffered less but there is a great discrepancy between prime and secondary locations. Vacancy is expected to increase in the coming months.
- Amidst these perilous times, your management team is, while extremely cautious, in fact invigorated. Our relative position in the market place has been strengthened in the past two to three years by the acquisitions of prime in-town residential sites. More significantly, they probably have the lowest per unit land cost and are all very well located.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE AND ANNUAL GENERAL MEETING

Book close dates (both days inclusive)	12 November 2001 to 16 November 2001
Latest time to lodge transfers	4:00 p.m. on 9 November 2001
Annual general meeting	23 November 2001
Final dividend payment date	30 November 2001

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

(b) Other items
Cost of investment properties sold
Depreciation

3. Provision for Hong Kong profits ta
assessable profits for the year. No pr
as the effect of all timing differences

Group
— Hong Kong
Jointly controlled entities
— Hong Kong

The Group is currently in discussion w
a dispute over the deductibility of cer
computations. At 30 June 2001, th
undetermined and substantial tax pro
grounds of prudence.

4. The convertible cumulative prefer
November 1993 bear dividend at 5
US$1,000 each.

5. The calculation of earnings per ordina
to ordinary shareholders of HK$1,38
the weighted average number of 2,89
shares in issue during the year.

No diluted earnings per ordinary share
convertible cumulative preference sh

MANAGEMENT DISCUSSION AND AN

- Turnover increased by 24% to HK$2
was mainly due to sale of 36 residenti
and profit generated therefrom amount
to increase profit before tax by 18.5% t
by HK$165.5 million to HK$1,383.7
year's figure.
- In December 2000, the Group acqu
20,200 sq.m. site near Olympic Stati
eight 43-storey residential towers total
commercial podium, comprising 131
and commercial area respectively.
completed in early 2004.
- Our residential property at Stubbs R
completed during the fourth quarter o
56 luxury duplex units with each un
Valley and Victoria Harbour. Total gro
sq.m.
- Regarding our two projects in Shangh
2001, both the shopping centre and
acceptable rents. The larger mall, The

PROSPECTS

- Deflation, the weak economy an
consumption, which depresses retail
- Offices, and high-end residential, ar
local economy and that of our tra
construction in Central will be ready i
ensure that office rents will not rise a
- Meanwhile, growth in profit in the co
local development projects.

PUBLICATION OF DETAILED RES EXCHANGE'S WEBSITE

A detailed results announcement containing
45(1) to 45(3) of Appendix 16 of the Rules
Stock Exchange of Hong Kong Limited ("
Exchange's website in due course.

BOOK CLOSE AND ANNUAL GENERA

Book close dates
(both days inclusive) 1
Latest time to lodge transfers
Annual general meeting
Final ordinary dividend payment date

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001